FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2006

Goldcorp Inc.

(Translation of registrant’s name into English)

Suite 1560, 200 Burrard Street

Vancouver, British Columbia V6C 3L6 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note:Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.

Date: May 5, 2006	/s/Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Assistant Corporate Secretary and
Director, Legal

NOTICE OF MEETING OF WARRANTHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

AMENDMENT OF THE FOLLOWING WARRANTS:

Warrants (G.WT), each exercisable to acquire 2.08 Common Shares at a Exercise Price of C$20.00 until May 13, 2009 (the “First Warrants”)

- and -

Series “A” Warrants (G.WT.A), each exercisable to acquire 0.25 of a Common Share at a Exercise Price of C$1.65 until May 30, 2007 (the “Series A Warrants”)

- and -

Series “B” Warrants (G.WT.B), each exercisable to acquire 0.25 of a Common Share at a Exercise Price of C$3.10 until August 25, 2008 (the “Series B Warrants”)

- and -

Series “C” Warrants (G.WT.C), each exercisable to acquire 0.25 of a Common Share at a Exercise Price of C$1.65 until May 30, 2007 (the “Series C Warrants”)

- and -

Warrants (G.WT.U), each exercisable to acquire 2.08 Common Shares at a Exercise Price of US$25.00 until April 30, 2007 (the “U.S. Dollar Warrants”)

MEETING OF WARRANTHOLDERS

OF GOLDCORP INC.

TO BE HELD ON MAY 9, 2006

AT 4:00 P.M. (TORONTO TIME)

April 10, 2006

Dear Warrantholder:

You are invited to attend a meeting of the holders of five series of listed common share purchase warrants of Goldcorp Inc. to be held at 4:00 p.m. (Toronto time) on May 9, 2006 at the offices of Cassels Brock & Blackwell LLP located at 40 King Street West, Suite 2100, Toronto, Ontario, M5H 3C2.  At this meeting, you will be asked to consider certain amendments to the terms of the common share purchase warrants of Goldcorp, which are listed on the Toronto Stock Exchange and, in the case of the Series “A” and Series “C” common share purchase warrants, on the New York Stock Exchange, and are governed by warrant indentures between Goldcorp and CIBC Mellon Trust Company, as warrant agent, as further described in the management information circular accompanying this letter.  The amendments to the warrants are being proposed by Goldcorp to encourage the early exercise of such warrants for the reasons briefly summarized below and further detailed in the accompanying management information circular.

Goldcorp proposes to provide to warrantholders up to 8,681,890 additional common share purchase warrants of Goldcorp upon the early exercise of the warrants.  Each new warrant will entitle the holder to purchase one common share of Goldcorp at a price equal to 150% of the volume weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days ending on the last trading day of the early exercise reriod, rounded to the nearest $0.25, at any time before 5:00 p.m. (Vancouver time) for five years.  The following table sets forth certain details regarding each series of warrants:

Series of Warrants	Expiry Date	Exercise Basis per Warrant	Exercise Price per Warrant		Exercise Price per Share
First Warrants	May 13, 2009	2.08 Common Shares	C$	20.00	C$	9.62
Series A Warrants	May 30, 2007	0.25 of a Common Share	C$	1.65	C$	6.60
Series B Warrants	August 25, 2008	0.25 of a Common Share	C$	3.10	C$	12.40
Series C Warrants	May 30, 2007	0.25 of a Common Share	C$	1.65	C$	6.60
U.S. Dollar Warrants	April 30, 2007	2.08 Common Shares	US$	25.00	US$	12.02

Management of Goldcorp has reviewed Goldcorp’s capital structure and considered the possibility of the early exercise of the warrants in order to simplify the capital structure of Goldcorp and align Goldcorp’s capital needs with the proceeds from the exercise of the warrants.  Goldcorp believes that the trading pattern of the warrants is currently substantially the same as the trading pattern of the common shares of Goldcorp, and that the trading price of the warrants does not include a significant option value component in addition to the intrinsic or the “in-the-money” value of the warrants.  Further, management believes that the market for the warrants is relatively illiquid.

The accompanying management information circular explains the proposed transaction and provides specific information regarding the meeting.  Please review the entire circular, including the schedule thereto, carefully.  The directors of Goldcorp have carefully considered the proposed transaction, and have determined that it is in the best interests of Goldcorp and is fair to the holders of the five series of listed warrants of Goldcorp as well as to the shareholders of Goldcorp.  The directors of Goldcorp unanimously recommend that you vote FOR the respective resolutions approving the warrant amendments.  In order to pass, the resolution approving the warrant amendment for each series of warrants must be approved by not less than 66 2/3 percent of the votes cast by warrantholders of such series in person or by proxy at the meeting, other than insiders of Goldcorp that hold warrants.

Regardless of the number of warrants that you own, your vote is very important.  Whether or not you plan to attend the meeting, please submit your proxy as soon as possible to ensure that your warrants are represented at the meeting.  Additionally, by voting now, your prompt response will help to reduce proxy solicitation expenses.

Should you have any questions on information contained in the enclosed documents or require information on voting your warrants, please contact Kingsdale Shareholder Services Inc. toll-free at 1-866-833-6977.

Sincerely,

(signed) Ian W. Telfer

President and Chief Executive Officer

TABLE OF CONTENTS

DESCRIPTION

NOTICE OF MEETING OF WARRANTHOLDERS
NOTICE TO UNITED STATES WARRANTHOLDERS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
CURRENCY
MANAGEMENT INFORMATION CIRCULAR
GENERAL PROXY INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
DISTRIBUTION OF NEW WARRANTS UPON EARLY EXERCISE OF WARRANTS AND AMENDMENTS TO THE TERMS OF THE WARRANTS
BACKGROUND AND REASONS FOR THE WARRANT AMENDMENTS
FAIRNESS OPINIONS
RECOMMENDATION OF THE BOARD OF DIRECTORS
WARRANT AMENDMENTS
WARRANTHOLDER APPROVAL
OTHER APPROVALS AND REGULATORY MATTERS
CONSOLIDATED CAPITALIZATION
ELIGIBILITY FOR INVESTMENT
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
TRADING PRICE AND VOLUME
ADDITIONAL INFORMATION
DIRECTORS’ APPROVAL
SCHEDULE A – BMO NESBITT BURNS INC. FAIRNESS OPINION

GOLDCORP INC.

NOTICE OF MEETING OF WARRANTHOLDERS

NOTICE IS HEREBY GIVEN that a meeting (the “Meeting”) of holders of five series of common share purchase warrants (the “Warrants”) of Goldcorp Inc. (the “Company”) will be held at the offices of Cassels Brock & Blackwell LLP located at 40 King Street West, Suite 2100, Toronto, Ontario, M5H 3C2 on Tuesday, May 9, 2006 at 4:00 p.m. (Toronto time), for the following purposes:

(a)           To consider and, if deemed appropriate, to pass, with or without variation, an extraordinary resolution of holders of each series of Warrants approving amendments to the indentures governing the terms of each of such series of Warrants (the “Warrant Amendments”), whereby

(i)            (A)          each First Warrant exercised during a 30-day early exercise period (the “Early Exercise Period”) following the date of the Warrant Amendments will entitle the holder thereof to acquire 0.44 of a new common share purchase warrant (each whole new common share purchase warrant, a “New Warrant” and collectively the “New Warrants”) in addition to the 2.08 common shares of the Company otherwise issuable upon the exercise of each First Warrant.  Each New Warrant will entitle the holder to purchase one common share of the Company (each a “Common Share” and collectively the “Common Shares”) at a price equal to 150% of the volume weighted average trading price (the “VWAP”) of the Common Shares on the Toronto Stock Exchange (the “TSX”) for the five trading days ending on the last trading day of the Early Exercise Period (the “Early Exercise Expiry Date”), rounded to the nearest $0.25, at any time before 5:00 p.m. (Vancouver time) on the date which is five years following the Early Exercise Date, subject to adjustment in certain events;

(B)           each Series A Warrant exercised during the Early Exercise Period will entitle the holder thereof to acquire 0.01 of a New Warrant in addition to the 0.25 of a Common Share otherwise issuable upon the exercise of each Series A Warrant;

(C)           each Series B Warrant exercised during the Early Exercise Period will entitle the holder thereof to acquire 0.08 of a New Warrant in addition to the 0.25 of a Common Share otherwise issuable upon the exercise of each Series B Warrant;

(D)          each Series C Warrant exercised during the Early Exercise Period will entitle the holder thereof to acquire 0.01 of a New Warrant in addition to the 0.25 of a Common Share otherwise issuable upon the exercise of each Series C Warrant;

(E)           each U.S. Dollar Warrant exercised during the Early Exercise Period will entitle the holder thereof to acquire 0.32 of a New Warrant in addition to the 2.08 Common Shares otherwise issuable upon the exercise of each U.S. Dollar Warrant; and

(ii)           in the event that at least 66 2/3 percent of the Warrants outstanding on the date of the Warrant Amendment of a series of Warrants are exercised during the Early Exercise Period, any Warrants of such series (other than Warrants held by U.S. Persons who are not accredited investors in the case of the First Warrants and the U.S. Dollar Warrants) that have not been voluntarily exercised during the Early Exercise Period will be exchanged, without any further action on the part of the holder thereof, including payment of the exercise price thereof or any other additional consideration, for (a) a fraction of a Common Share equal to the following:  (i) the five day VWAP ending on the Early Exercise Expiry Date (the “Five Day VWAP”), multiplied by the exercise basis of the applicable Warrants (the “Exercise Basis”), minus the exercise price of the applicable Warrants, divided by (ii) the Five Day VWAP; and (b) a fraction of a New Warrant as follows:  0.22 of a New Warrant for each First Warrant, 0.005 of a New Warrant for each Series A Warrant, 0.04 of a New Warrant for each Series B Warrant, 0.005 of a New Warrant for each Series C Warrant and 0.16 of a New Warrant for each U.S. Dollar Warrant, in accordance with the terms of the extraordinary resolutions set forth in the accompanying management information circular of the Company dated April 10, 2006 (the “Circular”); and

(b)           To transact such other business as may properly come before the Meeting or any adjournment thereof.

This notice is accompanied by the Circular and a form of proxy.

Warrantholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

The board of directors of the Company has by resolution fixed the close of business on April 10, 2006 as the record date, being the date for the determination of the registered holders of Warrants entitled to notice of the Meeting and any adjournment thereof.

The board of directors of the Company has by resolution fixed 4:00 p.m. (Toronto time) on May 5, 2006 or 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding any adjourned Meeting as the time before which proxies to be used or acted upon at the Meeting or any adjournment(s) thereof shall be deposited with the Company’s warrant agent, CIBC Mellon Trust Company.

DATED at Vancouver, British Columbia this 10th day of April, 2006.

By Order of the Board of Directors

“Douglas Holtby”
Douglas Holtby
Chairman of the Board

ii

NOTICE TO UNITED STATES WARRANTHOLDERS

This solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”).  Accordingly, such solicitation is made in the United States with respect to securities of a Canadian foreign private issuer in accordance with Canadian corporate and securities laws and the management information circular attached hereto, including the Schedules attached thereto and the documents incorporated by reference therein (collectively, the “Circular”), has been prepared in accordance with disclosure requirements applicable in Canada.  Warrantholders in the United States should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act.

Enforcement by Warrantholders of civil liabilities under the United States securities laws may be affected adversely by the fact that the Company is organized under the laws of a jurisdiction other than the United States, that certain of the officers and directors of the Company are residents of a country other than the United States, that some of the experts named in the Circular are residents of a country other than the United States and that a substantial portion of the assets of the Company and such persons are located outside of the United States.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Circular contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business — Risk Factors” in the Company’s renewal annual information form for the year ended December 31, 2005 filed on SEDAR and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CURRENCY

All currency amounts in this Circular are expressed in United States dollars, unless otherwise indicated.  References to “C$” are to Canadian dollars.  On April 7, 2006, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00 = C$1.1486.

iii

GOLDCORP INC.

MANAGEMENT INFORMATION CIRCULAR

Unless the context otherwise suggests, references to “Warrants” refer to common share purchase warrants of Goldcorp Inc. (the “Company”) of the following five series of:  the First Warrants, the Series A Warrants, the Series B Warrants, the Series C Warrants and the U.S. Dollar Warrants, details of which are set out below under “Distribution of New Warrants Upon Exercise of Warrants and Amendments to the Terms of the Warrants” (the holders of the First Warrants, the Series A Warrants, the Series B Warrants, the Series C Warrants and the U.S. Dollar Warrants are collectively referred to herein as the “Warrantholders”).

References to the “Meeting” refer to the meeting of Warrantholders to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and shall include any adjournment or adjournments thereof.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by the management of the Company for use at the Meeting.  Proxies may be solicited by mail, personally or by telephone by officers and directors or other representatives of the Company.  The cost of solicitation will be borne by the Company.  The Company may also reimburse brokers or nominees holding Warrants in their names or in the names of their principals for their reasonable expenses in sending solicitation materials to their principals.  Kingsdale Shareholder Services Inc. has been retained by the Company as proxy solicitation agent in connection with the solicitation of proxies at the Meeting at an agreed minimum cost of C$75,000 up to a maximum of C$185,000, plus additional costs relating to out-of-pocket expenses.

The board of directors of the Company (the “Board”) has fixed the close of business on April 10, 2006 as the record date, being the date for the determination of the registered holders of Warrants entitled to receive notice of the Meeting.  Duly completed and executed proxies must be received by CIBC Mellon Trust Company (the “Warrant Agent”) at the address indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on May 5, 2006, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

Unless otherwise stated, the information contained in this Circular is as of April 10, 2006.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers and/or directors of the Company.  A Warrantholder desiring to appoint some other person, who need not be a Warrantholder, to represent him at the Meeting, may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy at the office of the Warrant Agent indicated on the enclosed envelope no later than 4:00 p.m. (Toronto time) on May 5, 2006, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting.

A Warrantholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space.  If the Warrantholder giving the proxy wishes to confer a discretionary authority with respect to any item of business, then the space opposite the item is to be left blank.  The Warrants represented by the proxy submitted by a Warrantholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing executed by a Warrantholder or by a Warrantholder’s attorney authorized in writing (or, if the Warrantholder is a corporation, by a duly authorized officer or attorney) and deposited either at the registered office of the Company (40 King Street West, Suite 2100, Toronto, ON  M5H 3C2, Attention: Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chairman of the Meeting on the day of the Meeting or in any other manner permitted by law.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote the Warrants in respect of which they are appointed in accordance with the direction of the Warrantholders appointing them.  In the absence of such direction, such Warrants will be voted in favour of the passing of all the resolutions described below.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.  At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting.  However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxies.

Voting by Non-Registered Warrantholders

Only registered Warrantholders or the persons they appoint as their proxies are permitted to vote at the Meeting.  Most Warrantholder are “non-registered” Warrantholders (“Non-Registered Warrantholders”) because the Warrants they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Warrants.  Warrants beneficially owned by a Non-Registered Warrantholder are registered either: (i) in the name of an intermediary (an “Intermediary”) that the Non-Registered Warrantholder deals with in respect of the Warrants (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.  In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice of Meeting, this Circular and the form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Warrantholders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Warrantholders unless a Non-Registered Warrantholder has waived the right to receive them.  Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Warrantholders.  Generally, Non-Registered Warrantholders who have not waived the right to receive Meeting Materials will either:

(i)            be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Warrantholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow.  Typically, the voting instruction form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information.  In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Warrantholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(ii)           be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Warrants beneficially owned by the Non-Registered Warrantholder but which is otherwise not completed by the Intermediary.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Warrantholder when submitting the proxy.  In this case, the

Non-Registered Warrantholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company, c/o CIBC Mellon Trust Company, 1066 West Hastings Street, Suite 1600, Vancouver, British Columbia, V6E 3X1 or c/o CIBC Mellon Trust Company, 199 Bay Street, Securities Level, Toronto, Ontario M5L 1G9.

In either case, the purpose of these procedures is to permit Non-Registered Warrantholders to direct the voting of the Warrants they beneficially own.  Should a Non-Registered Warrantholder who receives one of the above forms wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Warrantholder), the Non-Registered Warrantholder should strike out the persons named in the form of proxy and insert the Non-Registered Warrantholder or such other person’s name in the blank space provided.  In either case, Non-Registered Warrantholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Warrantholder may revoke a voting instruction form or a waiver of the right to receive Meeting Materials and to vote which has been given to an Intermediary at any time by written notice to the Intermediary provided that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Meeting Materials and to vote which is not received by the Intermediary at least seven days prior to the Meeting.

Voting Securities and Principal Holders Thereof

As of April 7, 2006, the following number of Warrants of each series were issued and outstanding:

Series of Warrants	Number of Warrants
First Warrants	2,998,750
Series A Warrants	48,958,522
Series B Warrants	64,132,324
Series C Warrants	46,543,723
U.S. Dollar Warrants	3,990,100

Each Warrant entitles the holder thereof to one vote on the extraordinary resolution applicable to such series of Warrants.  The record date for the determination of Warrantholders entitled to receive notice of the Meeting has been fixed at April 10, 2006.  The Company will prepare a list of holders of each series of Warrants as of such record date.  Each holder of Warrants named in the list will be entitled to vote the shares shown opposite his or her name on the list at the Meeting.  All such holders of record of Warrants are entitled either to attend and vote thereat in person the Warrants held by them or, provided a completed and executed proxy shall have been delivered to the Warrant Agent within the time specified in the attached Notice of Meeting, to attend and vote thereat by proxy the Warrants held by them.

To the knowledge of the directors and executive officers of the Company, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

Interest of Certain Persons in Matters to be Acted Upon

Other than as disclosed herein, no director or executive officer of the Company who has held such position at any time since January 1, 2005 or any of their respective associates or affiliates has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting.

As at the date hereof, insiders of the Company hold an aggregate of 81,250 Series A Warrants and 50,000 Series B Warrants, each representing less than one percent of the outstanding Series A Warrants and Series B Warrants, respectively.

Interest of Informed Persons in Material Transactions

Other than as described below and elsewhere in this Circular, since January 1, 2005, no informed person of the Company or any associate or affiliate of an informed person has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

During the financial year ended December 31, 2005, the Company sold its holdings in three marketable securities to a company owned by Robert McEwen, the former non-Executive Chairman and Chief Executive Officer of the Company.  These were non-brokered transactions which were executed at market value based on the average of the Toronto Stock Exchange (the “TSX”) closing price for the 10 trading days prior to the sale agreements, resulting in proceeds to the Company totaling approximately $4 million.  During the financial year ended December 31, 2005, the Company sold its share ownership of Lexam Explorations Inc. to a company owned by Mr. McEwen for proceeds of $300,000.

DOCUMENTS INCORPORATED BY REFERENCE

The preliminary short form base shelf prospectus (the “Prospectus”) of the Company dated March 20, 2006, filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, is specifically incorporated by reference into, and forms an integral part of, this Circular.  A copy of the Prospectus may be obtained on request without charge from the Director, Investor Relations of the Company at 200 Burrard Street, Suite 1560, Waterfront Centre, Vancouver, British Columbia, V6C 3L6, telephone (604) 696-3011, and is also available electronically at www.sedar.com.

Any statement contained in this Circular or the Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained herein or therein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein or therein modifies, replaces or supersedes such statement.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DISTRIBUTION OF NEW WARRANTS UPON EARLY EXERCISE OF WARRANTS AND AMENDMENTS TO THE TERMS OF THE WARRANTS

The purpose of the Warrant Amendments (as hereinafter defined) is to provide Warrantholders with an opportunity to receive a premium to the “in-the-money” value of their Warrants and the trading price of the Warrants upon the early exercise of their Warrants.

The Company proposes to provide to Warrantholders up to 8,681,890 additional common share purchase warrants of the Company (the “New Warrants”) upon the early exercise of the Warrants.  Each New Warrant will entitle the holder to purchase one Common Share at a price equal to 150% of the volume weighted average trading price (the “VWAP”) of the Common Shares on the TSX for the five trading days ending on the last trading day of the Early Exercise Period (as defined herein) (the “Early Exercise Expiry Date”), rounded to the nearest $0.25, at any time before 5:00 p.m. (Vancouver time) on the date which is five years following the Early Exercise Expiry Date, subject to adjustment in certain events.  The following table sets forth certain details regarding each series of Warrants:

Series of Warrants	Expiry Date (1)	Exercise Basis per Warrant	Exercise Price per Warrant		Exercise Price per Share
First Warrants	May 13, 2009	2.08 Common Shares	C$	20.00	C$	9.62
Series A Warrants	May 30, 2007	0.25 of a Common Share	C$	1.65	C$	6.60
Series B Warrants	August 25, 2008	0.25 of a Common Share	C$	3.10	C$	12.40
Series C Warrants	May 30, 2007	0.25 of a Common Share	C$	1.65	C$	6.60
U.S. Dollar Warrants	April 30, 2007	2.08 Common Shares	US$	25.00	US$	12.02

(1)           The Warrants expire at 5:00 p.m. (Toronto time) on the respective expiry dates.

The First Warrants are governed by the terms of an amended and restated common share purchase warrant indenture dated as of August 1, 2005 (the “First Warrant Indenture”) between the Company and the Warrant Agent.  The Series A Warrants are governed by the terms of a common share purchase warrant indenture dated as of April 15, 2005 (the “Series A Warrant Indenture”) between the Company and the Warrant Agent.  The Series B Warrants are governed by the terms of a common share purchase warrant indenture dated as of April 15, 2005 (the “Series B Warrant Indenture”) between the Company and the Warrant Agent.  The Series C Warrants are governed by the terms of a common share purchase warrant indenture dated as of April 15, 2005 (the “Series C Warrant Indenture”) between the Company and the Warrant Agent.  The U.S. Dollar Warrants are governed by the terms of an amended and restated common share purchase warrant indenture dated as of August 1, 2005 (the “U.S. Dollar Warrant Indenture”, and collectively with the First Warrant Indenture, the Series A Warrant Indenture, the Series B Warrant Indenture and the Series C Warrant Indenture, the “Warrant Indentures”) between the Company and the Warrant Agent.

Subject to the Company receiving all required approvals, including the requisite approval of the Warrantholders to amend the respective Warrant Indentures that govern the Warrants (the amendments to the Warrant Indentures are collectively referred to herein as the “Warrant Amendments”) and the requisite approval of the shareholders of the Company (the “Shareholders”) to issue the New Warrants, each Warrant will entitle the holder thereof to acquire the number of underlying common shares of the Company (the “Common Shares”) otherwise issuable upon the exercise of the respective Warrants and a fraction of a New Warrant as set forth in the table below, in the event that such holder exercises such holder’s Warrants during a period of 30 days (the “Early Exercise Period”) following the date of the Warrant Amendments.

Series of Warrants	Fraction of a New Warrant for Each Warrant Exercised during the Early Exercise Period
First Warrants	0.44
Series A Warrants	0.01
Series B Warrants	0.08
Series C Warrants	0.01
U.S. Dollar Warrants	0.32

The Warrant Amendments will be effected pursuant to the terms of supplemental warrant indentures (the “Supplemental Indentures”) to be entered into between the Company and the Warrant Agent.  Reference is made to the Supplemental Indentures, copies of which will be available for review under Goldcorp’s profile at www.sedar.com.

The Supplemental Indentures will also provide that, in the event that at least 66 2/3 percent of the Warrants outstanding on the date of the Warrant Amendment of any series of Warrants are exercised during the Early Exercise Period, any Warrants of such series (other than Warrants held by U.S. Persons who are not accredited investors in the case of the First Warrants and the U.S. Dollar Warrants) that have not been voluntarily exercised during the Early Exercise Period will be exchanged, without any further action on the part of the holder thereof, including payment of the exercise price thereof or any other additional consideration, for (a) a fraction of a Common Share equal to the following:  (i) the five day VWAP ending on the Early Exercise Expiry Date (the “Five Day VWAP”), multiplied by the exercise basis of the applicable Warrants (the “Exercise Basis”), less the exercise price of the applicable Warrants, divided by (ii) the Five Day VWAP; and (b) a fraction of a New Warrant as follows:  0.22 of a New Warrant for each First Warrant, 0.005 of a New Warrant for each Series A Warrant, 0.04 of a New Warrant for each Series B Warrant, 0.005 of a New Warrant for each Series C Warrant and 0.16 of a New Warrant for each U.S. Dollar Warrant.  The Common Shares and New Warrants issuable in exchange for Warrants not voluntarily exercised during the Early Exercise Period are collectively referred to herein as the “Exchange Shares” and the “Exchange Warrants”, respectively.  Any Warrants to be exchanged for Exchange Shares and Exchange Warrants shall be automatically exchanged immediately following 5:00 p.m. (Vancouver time) on the Early Exercise Expiry Date, and shall immediately thereafter be cancelled and be of no further force or effect.

In the event that less than 66 2/3 percent of any series of the outstanding Warrants are exercised during the Early Exercise Period, each unexercised Warrant of such series will continue to entitle the holder to acquire the number of Common Shares currently issuable upon exercise until the expiry date of such series pursuant to their original respective terms.

BACKGROUND AND REASONS FOR THE WARRANT AMENDMENTS

As of April 7, 2006, 2,998,750 First Warrants, 48,958,522 Series A Warrants, 64,132,324 Series B Warrants, 46,543,723 Series C Warrants and 3,990,100 U.S. Dollar Warrants were issued and outstanding, of which, two insiders of the Company held an aggregate of 81,250 Series A Warrants, representing less than one percent of the outstanding Series A Warrants, and one insider of the Company held 50,000 Series B Warrants, representing less than one percent of the outstanding Series B Warrants.  As of April 7, 2006, 361,953,048 Common Shares were issued and outstanding, of which 232,936, representing less than one percent of the outstanding Common Shares, were held by insiders of the Company.

Management of the Company has reviewed Goldcorp’s capital structure and considered the possibility of the early exercise of the Warrants in order to simplify the capital structure of the Company and align the Company’s capital needs with the proceeds from the exercise of the Warrants.  The Company believes that the trading pattern of the Warrants is currently substantially the same as the trading pattern of the Common Shares, and that the trading price of the Warrants does not include a significant option value component in addition to the intrinsic or the “in-the-money” value of the Warrants.  Further, management believes that the market for the Warrants is relatively illiquid and that it is unlikely that a liquid trading market for the Warrants will develop prior to the expiry of the Warrants.  The following table compares the trading price and the intrinsic value of each series of Warrants for the 20 trading days ending on March 17, 2006.

20 Trading Day Premium

(February 20, 2006 to March 17, 2006)

Series of Warrants	Trading Price	Intrinsic Value	Percentage of Premium to Intrinsic Value
	(C$)(1)	(C$)(2)	(%)

First Warrants.	43.35	43.79	(1)
Series A Warrants	6.41	6.02	7
Series B Warrants	4.58	4.57	0
Series C Warrants	6.16	6.02	2
U.S. Dollar Warrants (3)	35.74	34.82	3

(1)           20 day volume weighted average trading price as at March 17, 2006 of the respective Warrants.

(2)           20 day Volume weighted average trading price as at March 17, 2006 of the Common Shares on the TSX multiplied by the Exercise Basis of the respective Warrants less the exercise price of the respective Warrants.

(3)           Canadian dollar equivalents calculated based on the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on March 17, 2006, of US$1.00 = C$1.1589.

On March 20, 2006, the directors of the Company approved the submission of the Warrant Amendments to Warrantholders and Shareholders for their approval.

The Company believes that the transaction contemplated would have the following benefits to the Company, the Warrantholders and the Shareholders:

(a)           the early exercise of the Warrants would simplify the capital structure of the Company and increase the Company’s financial strength and flexibility;

(b)           the early exercise of the Warrants would align the Company’s current capital needs with the proceeds to be realized upon the exercise of the Warrants;

(c)           in the event that all of the Warrants are exercised during the Early Exercise Period, the Company would receive gross proceeds of approximately $460 million to repay debt;

(d)           the transaction contemplated enables the Company to access significant proceeds at an attractive cost of capital relative to an equity financing such as a public offering or a private placement;

(e)           the estimated expenses associated with the Warrant Amendments of C$5.2 million are significantly less than the estimated expenses and underwriting fees which would be incurred in connection with an equity financing such as a public offering or private placement;

(f)            the issuance of the New Warrants will result in less dilution to the Shareholders than an equity financing such as a public offering or private placement which would likely be priced at a discount to the trading price of the Common Shares;

(g)           the early exercise of the Warrants would increase the Company’s public float, which management believes may increase the trading liquidity of the Common Shares;

(h)           management believes the early exercise of the Warrants should provide the Warrantholders with the benefits of a more liquid trading market for the Common Shares and the New Warrants versus the relatively illiquid trading market for the Warrants; and

(i)            the Warrant Amendments would provide the Warrantholders with the opportunity to fully liquidate their investment for Common Shares in a transaction which provides Warrantholders with a premium to the theoretical or Black-Scholes value of the Warrants, the intrinsic or “in-the-money” value of the Warrants and the trading price of the Warrants prior to the announcement of the Warrant Amendments.

FAIRNESS OPINIONS

In connection with the proposed Warrant Amendments, the Company has engaged GMP Securities L.P. (“GMP”) and BMO Nesbitt Burns Inc. (“BMO NB” and collectively the “Financial Advisors”) to act as financial advisors to the Company in connection with the issuance of the New Warrants to Warrantholders.  BMO NB has provided an opinion (the “Warrantholder Fairness Opinion”) as to the fairness of the issuance of the New Warrants pursuant to the Warrant Amendments, from a financial point of view, to the Warrantholders, excluding insiders of the Company.  GMP has provided an opinion (the “Shareholder Fairness Opinion”) as to the fairness of the issuance of the New Warrants, from a financial point of view, to the Shareholders, excluding insiders of the Company.

BMO NB determined that the issuance of the New Warrants to Warrantholders would be fair, from a financial point of view, to the Warrantholders, excluding insiders of the Company, if the probable aggregate value of the Common Shares underlying each series of Warrants and the New Warrants to be issued to Warrantholders pursuant to the Supplemental Indentures following the Warrant Amendments would exceed the probable aggregate value available to the Warrantholders in respect of the Warrants if the Company were to maintain, in all material respects, the status quo, including its current debt and equity capital structure (the “Status Quo Alternative”).  BMO NB did not take into account any tax consequences or the possibility of a tax liability in connection with the transactions proposed by the Warrant Amendments or the disposition of Warrants by the Warrantholders.

GMP determined that the issuance of the New Warrants to Warrantholders would be fair, from a financial point of view, to the Shareholders, excluding insiders of the Company, if the probable aggregate value of the Common Shares to Shareholders as at the date of the Shareholder Fairness Opinion, after the issuance of the New Warrants to Warrantholders, would exceed the probable aggregate value available to the Shareholders on such date under the Status Quo Alternative.  GMP did not take into account any tax consequences or the possibility of a tax liability in connection with the transactions proposed by the Warrant Amendments or the disposition of Warrants by the Warrantholders.

The Warrantholder Fairness Opinion is dated as of March 20, 2006 and was delivered to the board of directors of the Company.  Based upon and subject to the assumptions made and the matters considered in the Warrantholder Fairness Opinion, BMO NB is of the opinion that, as of March 20, 2006, the issuance of the New Warrants to Warrantholders is fair, from a financial point of view, to the Warrantholders, excluding insiders of the Company.  The Warrantholder Fairness Opinion is based upon a variety of factors and assumptions and must be considered as a whole.  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description.  A copy of the Warrantholder Fairness Opinion is attached as Schedule “A” to this Circular and should be read in its entirety.

In addition to providing the Warrantholder Fairness Opinion and the Shareholder Fairness Opinion, the general services covered by the engagement of GMP and BMO NB include providing analysis and advice to the Company in connection with the Warrant Amendments, assisting management with marketing and participating in the preparation and review of documentation in connection with the proposed Warrant Amendments.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The material factors considered by the directors of the Company which provided support for the conclusion that the issuance of the New Warrants to Warrantholders is fair to Warrantholders and Shareholders, excluding insiders of the Company, were:

(a)           in the event that holders of all Warrants exercise their Warrants during the Early Exercise Period, the Company would issue 8,681,890 New Warrants to Warrantholders which, if fully exercised, would represent approximately 2.5% of the issued and outstanding Common Shares as at March 17, 2006;

(b)           the Warrant Amendments provide Warrantholders with the opportunity to fully liquidate their investment for Common Shares in a transaction which provides Warrantholders with a premium to the theoretical or Black-Scholes value of the Warrants, the intrinsic or “in-the-money” value of the Warrants and the trading price of the Warrants prior to the announcement of the Warrant Amendments;

(c)           the early exercise of the Warrants should provide the Warrantholders with the benefits of a more liquid trading market for the Common Shares and the New Warrants versus the relatively illiquid trading market for the Warrants;

(d)           the Warrantholder Fairness Opinion to the directors of the Company provides that the issuance of the New Warrants to Warrantholders is fair, from a financial point of view, to the Warrantholders, excluding insiders of the Company, where fairness is defined only from the perspective that the proposal provides probable additional value versus the Status Quo Alternative for Warrantholders;

(e)           the Shareholder Fairness Opinion to the directors of the Company provides that the issuance of the New Warrants pursuant to the Warrant Amendments is fair, from a financial point of view, to the Shareholders, excluding insiders of the Company, where fairness is defined only from the perspective that the proposal provides probable additional value versus the Status Quo Alternative for Shareholders;

(f)            if all of the Warrants are exercised during the Early Exercise Period, the proceeds from such early exercise would provide a cost effective alternative source of funds for the Company;

(g)           in order to be effective, the Warrant Amendment for each series of Warrants must be approved by not less than 66 2/3 percent of the votes cast in respect of such Warrant Amendment by Warrantholders of each series of Warrants, respectively, excluding insiders of the Company;

(h)           pursuant to the requirements of the TSX, the issuance of the New Warrants must be approved at a meeting of shareholders by a majority of the votes cast thereat by Disinterested Shareholders (as defined herein);

(i)            in the event that not less than 66 2/3 percent of a series of outstanding Warrants are exercised during the Early Exercise Period, holders of unexercised Warrants of such series will receive a fraction of a Common Share equivalent in value to the intrinsic or “in-the-money” value of their Warrants plus a fraction of a New Warrant, without any payment of additional consideration or the exercise price in respect thereof; and

(j)            in the event that less than 66 2/3 percent of any series of the outstanding Warrants are exercised during the Early Exercise Period, each unexercised Warrant of such series will continue to entitle the holder to acquire the number of Common Shares currently issuable upon exercise until the expiry date of such series pursuant to their original respective terms.

In light of the number and variety of factors considered by the directors of the Company in connection with their evaluation of the issuance of the New Warrants, the directors did not find it practicable to assign relative weights to the foregoing factors; accordingly, they did not do so.

In order to arrive at its recommendation, the directors of the Company obtained the advice of its legal counsel and the Financial Advisors, completed a detailed examination of the terms and conditions of the

Warrant Amendments and completed a detailed examination of the Warrantholder Fairness Opinion and the Shareholder Fairness Opinion.

The directors of the Company have determined that the issuance of the New Warrants is in the best interests of the Company and is fair to Warrantholders and Shareholders, excluding insiders of the Company.  The directors of the Company recommend that Disinterested Warrantholders (as defined herein) vote in favour of the Warrant Amendments.

WARRANT AMENDMENTS

First Warrants

First Warrant Indenture

The First Warrants are governed by the terms of the First Warrant Indenture.  The original warrant indenture governing the First Warrants was entered into in connection with the Company’s public offering of the First Warrants in May 1999.

Pursuant to the terms of the First Warrant Indenture, each First Warrant entitles the holder thereof to purchase 2.08 Common Shares (subject to adjustment in the case of certain events) at a price of C$20.00 at any time prior to 5:00 p.m. (Toronto time) on May 13, 2009, after which time the First Warrants will expire and become null and void.  The First Warrant Indenture is available for review under the Company’s profile at www.sedar.com, filed on August 3, 2005.

The First Warrant Indenture provides the First Warrantholders with the power, exercisable by “extraordinary resolution” (as hereinafter defined) to, among other things, agree with the Company to any modification, alteration, compromise or arrangement of the rights of First Warrantholders.  The First Warrant Indenture defines an “extraordinary resolution” to mean a resolution passed at a meeting of First Warrantholders duly convened for the purpose and held in accordance with the provisions of the First Warrant Indenture at which there are First Warrantholders present, in person or by proxy, who are entitled to acquire at least 25 percent of the aggregate number of all of the then outstanding First Warrants and passed by the affirmative votes of the First Warrantholders representing not less than 66 2/3 percent of the aggregate number of Common Shares which may be acquired pursuant to the exercise of all of the then outstanding First Warrants represented at the meeting and voted on the poll upon such resolution.

First Supplemental Indenture

Immediately upon obtaining all necessary approvals, including the requisite Warrantholder and Shareholder approvals discussed elsewhere in this Circular, the Company proposes to enter into the First Supplemental Indenture to provide, among other things, that:

(i)            each First Warrant exercised during the Early Exercise Period will entitle the holder thereof to acquire 0.44 of a New Warrant in addition to the 2.08 Common Shares otherwise issuable upon the exercise of each First Warrant; and

(ii)           in the event that at least 66 2/3 percent of the First Warrants outstanding on the date of the First Warrant Amendment are exercised during the Early Exercise Period, any First Warrants (other than First Warrants held by U.S. Persons who are not accredited investors) that have not been voluntarily exercised during the Early Exercise Period will be exchanged, without any further action on the part of the holder thereof, including payment of the exercise price thereof or any other additional consideration, for (a) a fraction of a Common Share equal to the following:  (i) the Five Day VWAP, multiplied by 2.08, less C$20.00, divided by (ii) the Five Day VWAP; and (b) 0.22 of a New Warrant.  Any First Warrants to be exchanged for Exchange Shares and Exchange Warrants shall be automatically exchanged immediately following 5:00 p.m. (Vancouver time) on the Early Exercise Expiry Date, and shall immediately thereafter be cancelled and be of no further force or effect.

Certain United States Securities Laws Restrictions with Respect to the First Warrants

The First Warrants and the Common Shares issuable upon exercise of the First Warrants have not been registered under the U.S. Securities Act and therefore the First Warrants may only be exercised by persons in the United States or U.S. Persons that are accredited investors (as such term is defined in Rule 501(a) under the U.S. Securities Act).  Each holder, prior to its exercise of First Warrants, will be required to make certain representations, warranties and covenants to the Company.  Furthermore, upon original issuance thereof and until such time as is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, all certificates representing the Common Shares issuable upon the exercise of the First Warrants, and all certificates issued in exchange therefor or in substitution thereof, shall bear restrictive legends to the foregoing effect.

Series A Warrants

Series A Warrant Indenture

The Series A Warrants are governed by the terms of the Series A Warrant Indenture.  The original warrant indenture governing the Series A Warrants was entered into in connection with a private placement of subscription receipts by Wheaton River Minerals Ltd. in February 2003.

Pursuant to the terms of the Series A Warrant Indenture, each Series A Warrant entitles the holder thereof to purchase 0.25 of a Common Share (subject to adjustment in the case of certain events) at a price of C$1.65 at any time prior to 5:00 p.m. (Toronto time) on May 30, 2007, after which time the Series A Warrants will expire and become null and void.  The Series A Warrant Indenture is available for review under the Company’s profile at www.sedar.com, filed on July 6, 2005.

The Series A Warrant Indenture provides the Series A Warrantholders with the power, exercisable by “extraordinary resolution” (as hereinafter defined) to, among other things, agree with the Company to any modification, alteration, compromise or arrangement of the rights of Series A Warrantholders.  The Series A Warrant Indenture defines an “extraordinary resolution” to mean a resolution passed at a meeting of Series A Warrantholders duly convened for the purpose and held in accordance with the provisions of the Series A Warrant Indenture at which there are Series A Warrantholders present, in person or by proxy, representing at least 25 percent of the aggregate number of all of the then outstanding Series A Warrants and passed by the affirmative votes of the Series A Warrantholders representing not less than 66 2/3 percent of the aggregate number of all of the then outstanding Series A Warrants represented at the meeting and voted on the poll upon such resolution.

Series A Supplemental Indenture

Immediately upon obtaining all necessary approvals, including the requisite Warrantholder and Shareholder approvals discussed elsewhere in this Circular, the Company proposes to enter into the Series A Supplemental Indenture to provide, among other things, that:

(i)            each Series A Warrant exercised during the Early Exercise Period will entitle the holder thereof to acquire 0.01 of a New Warrant in addition to the 0.25 of a Common Share otherwise issuable upon the exercise of each Series A Warrant; and

(ii)           in the event that at least 66 2/3 percent of the Series A Warrants outstanding on the date of the Series A Warrant Amendment are exercised during the Early Exercise Period, any Series A Warrants that have not been voluntarily exercised during the Early Exercise Period will be exchanged, without any further action on the part of the holder thereof, including payment of the exercise price thereof or any other additional consideration, for (a) a fraction of a Common Share equal to the following:  (i) the Five Day VWAP, multiplied by 0.25, less C$1.65, divided by (ii) the Five Day VWAP; and (b) 0.005 of a New Warrant.  Any Series A Warrants to be exchanged for Exchange Shares and Exchange Warrants shall be automatically exchanged immediately following 5:00 p.m.

(Vancouver time) on the Early Exercise Expiry Date, and shall immediately thereafter be cancelled and be of no further force or effect.

Series B Warrants

Series B Warrant Indenture

The Series B Warrants are governed by the terms of the Series B Warrant Indenture.  The original warrant indenture governing the Series B Warrants was entered into in connection with a public offering of units by Wheaton River Minerals Ltd. in August 2003.

Pursuant to the terms of the Series B Warrant Indenture, each Series B Warrant entitles the holder therof to purchase 0.25 of a Common Share (subject to adjustment in the case of certain events) at a price of C$3.10 at any time prior to 5:00 p.m. (Toronto time) on August 25, 2008, after which time the Series B Warrants will expire and become null and void.  The Series B Warrant Indenture is available for review under the Company’s profile at www.sedar.com, filed on July 6, 2005.

The Series B Warrant Indenture provides the Series B Warrantholders with the power, exercisable by “extraordinary resolution” (as hereinafter defined) to, among other things, agree with the Company to any modification, alteration, compromise or arrangement of the rights of Series B Warrantholders.  The Series B Warrant Indenture defines an “extraordinary resolution” to mean a resolution passed at a meeting of Series B Warrantholders duly convened for the purpose and held in accordance with the provisions of the Series B Warrant Indenture at which there are Series B Warrantholders present, in person or by proxy, representing at least 10 percent of the aggregate number of all of the then outstanding Series B Warrants and passed by the affirmative votes of the Series B Warrantholders representing not less than 66 2/3 percent of the aggregate number of all of the then outstanding Series B Warrants represented at the meeting and voted on the poll upon such resolution.

Series B Supplemental Indenture

Immediately upon obtaining all necessary approvals, including the requisite Warrantholder and Shareholder approvals discussed elsewhere in this Circular, the Company proposes to enter into the Series B Supplemental Indenture to provide, among other things, that:

(i)            each Series B Warrant exercised during the Early Exercise Period will entitle the holder thereof to acquire 0.08 of a New Warrant in addition to the 0.25 of a Common Share otherwise issuable upon the exercise of each Series B Warrant; and

(ii)           in the event that at least 66 2/3 percent of the Series B Warrants outstanding on the date of the Series B Warrant Amendment are exercised during the Early Exercise Period, any Series B Warrants that have not been voluntarily exercised during the Early Exercise Period will be exchanged, without any further action on the part of the holder thereof, including payment of the exercise price thereof or any other additional consideration, for (a) a fraction of a Common Share equal to the following:  (i) the Five Day VWAP, multiplied by 0.25, less C$3.10, divided by (ii) the Five Day VWAP; and (b) 0.04 of a New Warrant.  Any Series B Warrants to be exchanged for Exchange Shares and Exchange Warrants shall be automatically exchanged immediately following 5:00 p.m. (Vancouver time) on the Early Exercise Expiry Date, and shall immediately thereafter be cancelled and be of no further force or effect.

Series C Warrants

Series C Warrant Indenture

The Series C Warrants are governed by the terms of the Series C Warrant Indenture.  The original warrant indenture governing the Series C Warrants was entered into in connection with a private placement of special warrants by Wheaton River Minerals Ltd. in May 2002.

Pursuant to the terms of the Series C Warrant Indenture, each Series C Warrant entitles the holder thereof to purchase 0.25 of a Common Share (subject to adjustment in the case of certain events) at a price of C$1.65 at any time prior to 5:00 p.m. (Toronto time) on May 30, 2007, after which time the Series C Warrants will expire and become null and void.  The Series C Warrant Indenture is available for review under the Company’s profile at www.sedar.com, filed on July 6, 2005.

The Series C Warrant Indenture provides the Series C Warrantholders with the power, exercisable by “extraordinary resolution” (as hereinafter defined) to, among other things, agree with the Company to any modification, alteration, compromise or arrangement of the rights of Series C Warrantholders.  The Series C Warrant Indenture defines an “extraordinary resolution” to mean a resolution passed at a meeting of Series C Warrantholders duly convened for the purpose and held in accordance with the provisions of the Series C Warrant Indenture at which there are Series C Warrantholders present, in person or by proxy, representing at least 25 percent of the aggregate number of all of the then outstanding Series C Warrants and passed by the affirmative votes of the Series C Warrantholders representing not less than 66 2/3 percent of the aggregate number of all of the then outstanding Series C Warrants represented at the meeting and voted on the poll upon such resolution.

Series C Supplemental Indenture

Immediately upon obtaining all necessary approvals, including the requisite Warrantholder and Shareholder approvals discussed elsewhere in this Circular, the Company proposes to enter into the Series C Supplemental Indenture to provide, among other things, that:

(i)            each Series C Warrant exercised during the Early Exercise Period will entitle the holder thereof to acquire 0.01 of a New Warrant in addition to the 0.25 of a Common Share otherwise issuable upon the exercise of each Series C Warrant; and

(ii)           in the event that at least 66 2/3 percent of the Series C Warrants outstanding on the date of the Series C Warrant Amendment are exercised during the Early Exercise Period, any Series C Warrants that have not been voluntarily exercised during the Early Exercise Period will be exchanged, without any further action on the part of the holder thereof, for (a) a fraction of a Common Share equal to the following:  (i) the Five Day VWAP, multiplied by 0.25, less C$1.65, divided by (ii) the Five Day VWAP; and (b) 0.005 of a New Warrant.  Any Series C Warrants to be exchanged for Exchange Shares and Exchange Warrants shall be automatically exchanged immediately following 5:00 p.m. (Vancouver time) on the Early Exercise Expiry Date, and shall immediately thereafter be cancelled and be of no further force or effect.

U.S. Dollar Warrants

U.S. Dollar Warrant Indenture

The U.S. Dollar Warrants are governed by the terms of the U.S. Dollar Warrant Indenture.  The original warrant indenture governing the U.S. Dollar Warrants was entered into in connection with the Company’s public offering of the U.S. Dollar Warrants in April 2002.

Pursuant to the terms of the U.S. Dollar Warrant Indenture, each U.S. Dollar Warrant entitles the holder thereof to purchase 2.08 Common Shares (subject to adjustment in the case of certain events) at a price of US$25.00 at any time prior to 5:00 p.m. (Toronto time) on April 30, 2007, after which time the U.S. Dollar Warrants will expire and become null and void.  The U.S. Dollar Warrant Indenture is available for review under the Company’s profile at www.sedar.com, filed on August 3, 2005.

The U.S. Dollar Warrant Indenture provides the U.S. Dollar Warrantholders with the power, exercisable by “extraordinary resolution” (as hereinafter defined) to, among other things, agree with the Company to any modification, alteration, compromise or arrangement of the rights of U.S. Dollar Warrantholders.  The U.S. Dollar Warrant Indenture defines an “extraordinary resolution” to mean a resolution passed at a meeting of U.S. Dollar Warrantholders duly convened for the purpose and held in accordance with the provisions of the U.S. Dollar Warrant Indenture at which there are U.S. Dollar Warrantholders present, in person or by proxy, representing at least 25 percent of the aggregate number of Common Shares which may be acquired upon the exercise of all of the then outstanding U.S. Dollar Warrants and passed by the affirmative votes of the U.S. Dollar Warrantholders representing not less than 66 2/3 percent of the aggregate number of Common Shares which may be acquired upon the exercise of all of the then outstanding U.S. Dollar Warrants represented at the meeting and voted on the poll upon such resolution.

U.S. Dollar Supplemental Indenture

Immediately upon obtaining all necessary approvals, including the requisite Warrantholder and Shareholder approvals discussed elsewhere in this Circular, the Company proposes to enter into the U.S. Dollar Supplemental Indenture to provide, among other things, that:

(i)            each U.S. Dollar Warrant exercised during the Early Exercise Period will entitle the holder thereof to acquire 0.32 of a New Warrant in addition to the 2.08 Common Shares otherwise issuable upon the exercise of each U.S. Dollar Warrant; and

(ii)           in the event that at least 66 2/3 percent of the U.S. Dollar Warrants outstanding on the date of the U.S. Dollar Warrant Amendment are exercised during the Early Exercise Period, any U.S. Dollar Warrants (other than U.S. Dollar Warrants held by U.S. Persons who are not accredited investors) that have not been voluntarily exercised during the Early Exercise Period will be exchanged, without any further action on the part of the holder thereof, for (a) a fraction of a Common Share equal to the following:  (i) the Five Day VWAP, multiplied by 2.08, less the Canadian dollar equivalent of US$25.00 based on the Bank of Canada noon spot rate on the Early Exercise Expiry Date, divided by (ii) the Five Day VWAP; and (b) 0.16 of a New Warrant.  Any U.S. Dollar Warrants to be exchanged for Exchange Shares and Exchange Warrants shall be automatically exchanged immediately following 5:00 p.m. (Vancouver time) on the Early Exercise Expiry Date, and shall immediately thereafter be cancelled and be of no further force or effect.

Certain United States Securities Laws Restrictions with Respect to the U.S. Dollar Warrants

The U.S. Dollar Warrants and the Common Shares issuable upon exercise of the U.S. Dollar Warrants have not been registered under the U.S. Securities Act and therefore the U.S. Dollar Warrants may only be exercised by persons in the United States or U.S. Persons that are accredited investors (as such term is defined in Rule 501(a) under the U.S. Securities Act).  Each holder, prior to its exercise of U.S. Dollar Warrants, will be required to make certain representations, warranties and covenants to the Company.  Furthermore, upon original issuance thereof and until such time as is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws, all certificates representing the Common Shares issuable upon the exercise of the U.S. Dollar Warrants, and all certificates issued in exchange therefor or in substitution thereof, shall bear restrictive legends to the foregoing effect.

Procedure for the Exercise of Warrants Assuming Approval of Warrant Amendments

Upon the execution of the Supplemental Indentures to implement the Warrant Amendments, the existing Warrant certificates will evidence the right to acquire the New Warrants, in addition to the respective underlying shares, and any Warrant certificate duly completed, executed and surrendered to CIBC Mellon Trust Company in Vancouver, British Columbia or Toronto, Ontario, in accordance with the procedure set out below, during the Early Exercise Period will entitle the holder thereof to receive the respective number of underlying shares and an additional fraction of a New Warrant.  Warrantholders are encouraged to exercise their Warrants as soon as possible following the commencement of the Early Exercise Period and, in any event, prior to 5:00 p.m. (Vancouver time) on the Early Exercise Expiry Date in order to take advantage of their right to acquire the New Warrants in addition to the underlying shares upon exercise of their Warrants.

The registered Warrantholders may exercise the rights to acquire the Common Shares underlying the respective Warrants plus the applicable fraction of a New Warrant by surrendering the certificate(s) representing such Warrants to CIBC Mellon Trust Company at any time following the commencement of the Early Exercise Period and prior to 5:00 p.m. (Vancouver time) on the Early Exercise Expiry Date, by hand or courier at its offices located at Commerce Court West, 199 Bay Street, Securities Level, Toronto, Ontario M5L 1G9 or at 1066 West Hastings Street, Suite 1600, Vancouver, British Columbia V6E 3X1, or by registered mail at P.O. Box 1036 Adelaide Street Postal Station, Toronto, Ontario M5C 2K4.  The certificate evidencing the Warrants must be submitted together with (i) a duly completed and executed subscription, in the form attached to the Warrant certificate or in the form attached to the notice to Warrantholders accompanying this Circular, specifying the number of Warrants that the holder intends to exercise; and (ii) a certified cheque, bank draft or money order in Canadian dollars, payable to or to the order of “Goldcorp Inc.” in an amount equal to the respective exercise price of the Warrants multiplied by the number of Warrants.

Within five business days of the due exercise of a Warrant, the Company will cause the Warrant Agent to mail to the person in whose name the New Warrants are to be issued, at the address specified in the subscription, the certificate(s) representing the New Warrants issued to such person in connection with the exercise of the Warrant.  All Warrant certificates surrendered for full exercise will be cancelled by the Warrant Agent and will be of no further force or effect.

A Warrant certificate surrendered together with a duly completed and executed subscription and payment of the full exercise price will be deemed to be surrendered only upon personal delivery thereof to, or, if sent by mail or other means of transmission, upon actual receipt thereof by, the Warrant Agent.  Any use of the mail to transmit Warrant certificates is at the risk of the Warrantholder.  If such documents are to be mailed, it is recommended that registered mail, properly insured, be used with acknowledgement of receipt requested.

Procedure for the Exchange of Warrants

In the event that at least 66 2/3 percent of each of the series of Warrants outstanding as of the date of the Warrant Amendments are exercised during the Early Exercise Period, any Warrants that have not been voluntarily exercised during the Early Exercise Period will be exchanged, without any further action on the part of the holder thereof, including payment of the exercise price thereof or any other additional consideration, for (a) a fraction of a Common Share equal to the following:  (i) the Five Day VWAP, multiplied by the Exercise Basis, less the exercise price of the applicable Warrants, divided by (ii) the Five Day VWAP; and (b) a fraction of a New Warrant as follows:  0.22 of a New Warrant for each First Warrant, 0.005 of a New Warrant for each Series A Warrant, 0.04 of a New Warrant for each Series B Warrant, 0.005 of a New Warrant for each Series C Warrant and 0.16 of a New Warrant for each U.S. Dollar Warrant.

Any registered holder of Warrants that are exchanged for a fraction of a Common Share and a fraction of a New Warrant upon the expiry of the Early Exercise Period will be deemed to have become the holder of record of the Common Shares and New Warrants issued upon the exchange of such Warrants as of the first business day following the Early Exercise Expiry Date, unless the transfer registers of the Company are closed on such date, in which case the date on which such transfer registers are reopened will be used.  Within five business days of the exchange of Warrants, the Company will cause to be mailed to the person in whose name the Common Shares and New Warrants are to be issued, at the address specified in the register of holders of Warrants maintained by the Warrant Agent, a certificate or certificates for the Common Shares and New Warrants to which the Warrantholder is entitled.  All Warrants so exchanged will be immediately thereafter cancelled and be of no further force or effect.

Fractional Shares

The Company will not be obliged to issue any fractional Common Shares or any cash or other consideration in lieu thereof upon the exercise or exchange of one or more Warrants.  To the extent that the holder of one or more Warrants would otherwise have been entitled to receive upon the exercise of a Warrant a fraction of a Common Share, that holder may exercise that right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to purchase a whole number of Common Shares.

WARRANTHOLDER APPROVAL

Under the respective Warrant Indentures, the Warrant Amendment in respect of each series of Warrants must be passed by an extraordinary resolution of the Warrantholders of such series.  An extraordinary resolution must be passed by the affirmative votes of Warrantholders of such series representing not less than 66 2/3 percent of the Warrants of such series represented in person or by proxy at the Meeting and voted on by poll.

Pursuant to the requirements of the TSX, the Warrant Amendment in respect of each series of Warrants also requires the approval of a majority of the votes cast by Warrantholders of such series other than insiders of the Company that hold Warrants (the “Disinterested Warrantholders”).  As of April 7, 2006, insiders of the Company hold an aggregate of 81,250 Series A Warrants and 50,000 Series B Warrants, each representing less than one percent of the outstanding Series A Warrants and Series B Warrants, respectively, which will be excluded for the purposes of the Disinterested Warrantholders’ vote.

Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Warrants represented by such form of proxy, properly executed, for the applicable extraordinary resolution concerning the Warrant Amendment in respect of such series of Warrants.

First Warrantholders’ Extraordinary Resolution

The form of the extraordinary resolution to be placed before the First Warrantholders at the Meeting is as follows:

“BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.             the Company be and it is hereby authorized to enter into a supplemental warrant indenture (the “First Supplemental Indenture”) with CIBC Mellon Trust Company, as warrant agent, for the purpose of amending the terms of the amended and restated common share purchase warrant indenture between the Company and CIBC Mellon Trust Company dated August 1, 2005 (the “First Warrant Indenture”), and the terms of the common share purchase warrants governed by the First Warrant Indenture (the “First Warrants”) in the manner described in the warrantholder management information circular of the Company dated April 10, 2006 (the “Circular”), and any director or officer of the Company be and is hereby authorized to execute and deliver for and in the name of and on behalf of the Company, under its corporate seal or otherwise, the First Supplemental Indenture with such changes as the person executing same may approve, the approval of such changes to be conclusively evidenced by the execution of such First Supplemental Indenture;

2.             any director or officer of the Company is authorized and directed to execute and deliver for and in the name of and on behalf of the Company, under its corporate seal or otherwise, all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such person, may be necessary or desirable in connection with the First Supplemental Indenture, with the performance of the Company of its obligations thereunder, and to give effect to the foregoing and facilitate the implementation of the foregoing resolution; and

3.             notwithstanding the passing of this resolution by the First Warrantholders, the directors of the Company are hereby authorized and empowered without further notice to or approval of the First Warrantholders not to proceed with the amendments to the First Warrant Indenture and the First Warrants described in the Circular or to revoke this extraordinary resolution at any time prior to this resolution being effective.”

Series A Warrantholders’ Extraordinary Resolution

The form of the extraordinary resolution to be placed before the Series A Warrantholders at the Meeting is as follows:

“BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.             the Company be and it is hereby authorized to enter into a supplemental warrant indenture (the “First Supplemental Indenture”) with CIBC Mellon Trust Company, as warrant agent, for the purpose of amending the terms of the amended and restated common share purchase warrant indenture between the Company and CIBC Mellon Trust Company dated April 1, 2005 (the “Series A Warrant Indenture”), and the terms of the common share purchase warrants governed by the Series A Warrant Indenture (the “Series A Warrants”) in the manner described in the warrantholder management information circular of the Company dated April 10, 2006 (the “Circular”), and any director or officer of the Company be and is hereby authorized to execute and deliver for and in the name of and on behalf of the Company, under its corporate seal or otherwise, the Series A Supplemental Indenture with such changes as the person executing same may approve, the approval of such changes to be conclusively evidenced by the execution of such Series A Supplemental Indenture;

2.             any director or officer of the Company is authorized and directed to execute and deliver for and in the name of and on behalf of the Company, under its corporate seal or otherwise, all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such person, may be necessary or desirable in connection with the Series A Supplemental Indenture, with the performance of the Company of its obligations thereunder, and to give effect to the foregoing and facilitate the implementation of the foregoing resolution; and

3.             notwithstanding the passing of this resolution by the Series A Warrantholders, the directors of the Company are hereby authorized and empowered without further notice to or approval of the Series A Warrantholders not to proceed with the amendments to the Series A Warrant Indenture and the Series A Warrants described in the Circular or to revoke this extraordinary resolution at any time prior to this resolution being effective.”

Series B Warrantholders’ Extraordinary Resolution

The form of the extraordinary resolution to be placed before the Series B Warrantholders at the Meeting is as follows:

“BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.             the Company be and it is hereby authorized to enter into a supplemental warrant indenture (the “Series B Supplemental Indenture”) with CIBC Mellon Trust Company, as warrant agent, for the purpose of amending the terms of the amended and restated common share purchase warrant indenture between the Company and CIBC Mellon Trust Company dated April 1, 2005 (the “Series B Warrant Indenture”), and the terms of the common share purchase warrants governed by the Series B Warrant Indenture (the “Series B Warrants”) in the manner described in the warrantholder management information circular of the Company dated April 10, 2006 (the “Circular”), and any director or officer of the Company be and is hereby authorized to execute and deliver for and in the name of and on behalf of the Company, under its corporate seal or otherwise, the Series B Supplemental Indenture with such changes as the person executing same may approve, the approval of such changes to be conclusively evidenced by the execution of such Series B Supplemental Indenture

2.             any director or officer of the Company is authorized and directed to execute and deliver for and in the name of and on behalf of the Company, under its corporate seal or otherwise, all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such person, may be necessary or desirable in connection with the Series B Supplemental Indenture, with the performance of the Company of its obligations thereunder, and to give effect to the foregoing and facilitate the implementation of the foregoing resolution; and

3.             notwithstanding the passing of this resolution by the Series B Warrantholders, the directors of the Company are hereby authorized and empowered without further notice to or approval of the Series B Warrantholders not to proceed with the amendments to the Series B Warrant Indenture and the Series B Warrants described in the Circular or to revoke this extraordinary resolution at any time prior to this resolution being effective.”

Series C Warrantholders’ Extraordinary Resolution

The form of the extraordinary resolution to be placed before the Series C Warrantholders at the Meeting is as follows:

“BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.             the Company be and it is hereby authorized to enter into a supplemental warrant indenture (the “Series C Supplemental Indenture”) with CIBC Mellon Trust Company, as warrant agent, for the purpose of amending the terms of the amended and restated common share purchase warrant indenture between the Company and CIBC Mellon Trust Company dated April 1, 2005 (the “Series B Warrant Indenture”), and the terms of the common share purchase warrants governed by the Series C Warrant Indenture (the “Series C Warrants”) in the manner described in the warrantholder management information circular of the Company dated April 10, 2006 (the “Circular”), and any director or officer of the Company be and is hereby authorized to execute and deliver for and in the name of and on behalf of the Company, under its corporate seal or otherwise, the Series C Supplemental Indenture with such changes as the person executing same may approve, the approval of such changes to be conclusively evidenced by the execution of such Series C Supplemental Indenture

2.             any director or officer of the Company is authorized and directed to execute and deliver for and in the name of and on behalf of the Company, under its corporate seal or otherwise, all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such person, may be necessary or desirable in connection with the Series C Supplemental Indenture, with the performance of the Company of its obligations thereunder, and to give effect to the foregoing and facilitate the implementation of the foregoing resolution; and

3.             notwithstanding the passing of this resolution by the Series C Warrantholders, the directors of the Company are hereby authorized and empowered without further notice to or approval of the Series C Warrantholders not to proceed with the amendments to the Series C Warrant Indenture and the Series C Warrants described in the Circular or to revoke this extraordinary resolution at any time prior to this resolution being effective.”

U.S. Dollar Warrantholders’ Extraordinary Resolution

The form of the extraordinary resolution to be placed before the U.S. Dollar Warrantholders at the Meeting is as follows:

“BE IT RESOLVED AS AN EXTRAORDINARY RESOLUTION THAT:

1.             the Company be and it is hereby authorized to enter into a supplemental warrant indenture (the “U.S. Dollar Supplemental Indenture”) with CIBC Mellon Trust Company, as warrant agent, for the purpose of amending the terms of the amended and restated common share purchase warrant indenture between the Company and CIBC Mellon Trust Company dated August 1, 2005 (the “U.S. Dollar Warrant Indenture”), and the terms of the common share purchase warrants governed by the U.S. Dollar Warrant Indenture (the “U.S. Dollar Warrants”) in the manner described in the warrantholder management information circular of the Company dated April 10, 2006 (the “Circular”), and any director or officer of the Company be and is hereby authorized to execute and deliver for and in the name of and on behalf of the Company, under its corporate seal or otherwise, the U.S. Dollar Supplemental Indenture with such changes as the person executing same may approve, the approval of such changes to be conclusively evidenced by the execution of such U.S. Dollar Supplemental Indenture;

2.             any director or officer of the Company is authorized and directed to execute and deliver for and in the name of and on behalf of the Company, under its corporate seal or otherwise, all such certificates, instruments, agreements, notices and other documents and to do such other acts and things as, in the opinion of such person, may be necessary or desirable in connection with the U.S. Dollar Supplemental Indenture, with the performance of the Company of its obligations thereunder, and to give effect to the foregoing and facilitate the implementation of the foregoing resolution; and

3.             notwithstanding the passing of this resolution by the U.S. Dollar Warrantholders, the directors of the Company are hereby authorized and empowered without further notice to or approval of the U.S. Dollar Warrantholders not to proceed with the amendments to the First Warrant Indenture and the U.S. Dollar Warrants described in the Circular or to revoke this extraordinary resolution at any time prior to this resolution being effective.”

OTHER APPROVALS AND REGULATORY MATTERS

Shareholders’ Approval

Pursuant to the requirements of the TSX, the issuance of the New Warrants to be issued in connection with the exercise of Warrants requires the approval of a majority of the votes cast by the Shareholders, excluding insiders of the Company and Shareholders who are also Warrantholders (the “Disinterested Shareholders”) at a meeting of Shareholders (the “Shareholder Meeting”).  The Shareholder Meeting has been scheduled to be held on April 19, 2006.

Resale Restrictions

The Company filed a preliminary short form base shelf prospectus dated March 20, 2006 to qualify the distribution of the New Warrants in each of the provinces and territories of Canada and in the United States under the multijurisdictional disclosure system.  The prospectus was also filed in the United States to register the underlying Common Shares that are issuable upon the exercise of the Warrants.  Pursuant to the prospectus, the New Warrants to be issued upon the early exercise of the Warrants will be not be subject to resale restrictions in Canada or the United States, other than in respect of a resale that is a “control distribution” (as such term is defined in the Securities Act (Ontario)) in Canada or a resale by an “affiliate” (as such term is defined in the United States Securities Act of 1933, as amended) in the United States.

Stock Exchange Listings

The Company has applied to list the New Warrants on the TSX and the New York Stock Exchange (the “NYSE”).  Listing will be subject to the Company fulfilling all the listing requirements of the TSX and the NYSE.

CONSOLIDATED CAPITALIZATION.

The following table sets forth the Company’s consolidated capitalization as of the dates indicated, adjusted to give effect to the material changes in the share and loan capital of the Company since December 31, 2005, the date of the Company’s most recently filed financial statements.  The table should be read in conjunction with the audited consolidated financial statements of the Company as at and for the year ended December 31, 2005, including the notes thereto, and management’s discussion and analysis available under the Company’s profile at www.sedar.com, filed on March 15, 2006.

($ in thousands)	As at December 31, 2005	As at December 31, 2005 After Giving Effect to the Acquisition of the Placer Dome Assets and the Virginia Transaction	As at December 31, 2005 After Giving Effect to the Acquisition of the Placer Dome Assets, the Virginia Transaction and the Exercise of the Warrants (1)(2)

Debt	—	1,200,000	744,500
Non-controlling interests	108,601	108,601	108,601
Shareholders’ equity
Capital stock	2,653,751	3,095,676	3,551,176
Cumulative translation adjustment	101,927	101,927	101,927
Retained earnings	218,085	218,085	218,085
Total shareholders’ equity	2,973,763	3,415,688	3,871,188
Total capitalization	3,082,364	4,724,289	4,724,289

(1)           After deducting the expenses of the distribution, estimated to be C$5.2 million, which include financial advisory fees in the amount of C$4 million.

(2)           Assumes the early exercise of all Warrants.

ELIGIBILITY FOR INVESTMENT

Provided that the Common Shares and the New Warrants are listed on a prescribed stock exchange (which includes the TSX), the New Warrants, if issued on the date hereof, would be qualified investments under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Company, and Wildeboer Dellelce LLP, counsel to the Financial Advisors, the following is a summary of the principal Canadian federal income tax considerations as of the date hereof generally applicable under the Income Tax Act (Canada) (the ‘‘Tax Act’’) to a Warrantholder who, for purposes of the Tax Act, deals at arm’s length and is not affiliated with the Company and holds the Warrants, and will hold any Common Shares and New Warrants, as capital property.  Generally, Warrants, New Warrants and Common Shares will be considered to be capital property to a Warrantholder provided that the Warrantholder does not hold such securities in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade.

This summary is not applicable to a Warrantholder that is a ‘‘financial institution’’ (for purposes of the mark-to-market rules), a ‘‘specified financial institution’’ or a Warrantholder an interest in which is a ‘‘tax shelter investment’’ (all as defined in the Tax Act). In addition, this summary does not address the deductibility of interest by a Warrantholder who has borrowed money to acquire Warrants.

This summary is based upon the current provisions of the Tax Act and regulations thereunder in force as at the date hereof, specific proposals to amend the Tax Act and regulations thereunder that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), the current provisions of the Canada-United States Income Tax Convention

(1980) (the ‘‘Convention’’) and counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”).  This summary assumes that the Proposed Amendments will be enacted as currently proposed although no assurance can be given in that regard.  Except as otherwise indicated, this summary does not take into account or anticipate any changes in the applicable law, whether made by judicial, governmental or legislative decision or action nor does it take into account provincial or foreign tax laws or considerations, which might differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian federal tax considerations and is not intended to be legal or tax advice to any particular Warrantholder.  Warrantholders should consult their own tax advisors for advice with respect to the tax consequences based on their particular circumstances.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Warrants, New Warrants and Common Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in United States dollars must be converted into Canadian dollars based on the prevailing United States dollar exchange rate generally at the time such amounts arise.

Warrantholders Resident in Canada

The following portion of the summary is generally applicable to a Warrantholder who at all relevant times for purposes of the Tax Act and any applicable income tax treaty, is, or is deemed to be, resident in Canada (a “Canadian Warrantholder”).  Certain Canadian Warrantholders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, treat their Common Shares, and all other “Canadian securities” as defined in the Tax Act, as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.  This election does not apply to Warrants or New Warrants.

Amendment of Warrant Indentures

Although the matter is not free from doubt, counsel is of the view that the amendments contained in the Supplemental Indentures will not constitute substantial changes to the fundamental terms of the Warrants and accordingly will not result, in and of themselves, in a disposition of the Warrants by the Warrantholders.

In the event that the amendments contained in the Supplemental Indentures are held to be so fundamental that their adoption results in a disposition of the Warrants and an acquisition of different warrants, then the Warrantholder would realize a capital gain (or a capital loss) for the year equal to the amount by which the proceeds of disposition of the Warrants, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Warrants to the Warrantholder.  The proceeds of disposition for the Warrants and the cost of any different warrants would be equal to the fair market value of the different warrants received in exchange at the time the Supplemental Indentures become effective.  The taxation of capital gains and capital losses is discussed below under the heading ‘‘Capital Gains and Capital Losses’’.

The remainder of this summary assumes that the amendments contained in the Supplemental Indentures, in and of themselves, will not result in a disposition of the Warrants for purposes of the Tax Act.  If this assumption is not correct then the tax consequences to Warrantholders may be materially different.

Exercise of Warrants during the Early Exercise Period

No gain or loss will be realized by a Canadian Warrantholder upon the exercise of a Warrant during the Early Exercise Period. When a Warrant is exercised during the Early Exercise Period and Common Shares are acquired, the cost to the Canadian Warrantholder of the Common Shares thus acquired will be the aggregate of the adjusted cost base, for that holder, of the Warrant and the price paid for the Common Shares upon exercise of the Warrant (see also discussion below under the heading “Receipt of New Warrants upon the Early Exercise of Warrants” for possible additional adjustments to the adjusted cost base of the Common Shares).  The cost to a Canadian Warrantholder of a Common Share acquired upon the exercise of a Warrant must be averaged with the adjusted cost base (determined immediately before the exercise of the Warrant) of all other Common Shares held by the Canadian Warrantholder as capital property at the time of the exercise of the Warrant.

Receipt of New Warrants upon the Early Exercise of Warrants

Although the matter is not free from doubt, counsel is of the view that the receipt of the New Warrants by a Canadian Warrantholder who exercises Warrants during the Early Exercise Period will not constitute the receipt of an inducement payment within the meaning of paragraph 12(1)(x) of the Tax Act by the Canadian Warrantholder.  Subject to the comments below, in the event that the receipt of the New Warrants under such circumstances is considered to be such an inducement payment, then Canadian Warrantholders generally will be required to include in income for the year an amount equal to the fair market value of the New Warrants received.  The amount of this income inclusion would be added to the adjusted cost base of the New Warrants held by the Canadian Warrantholder.  If the New Warrants are considered to be an inducement within the meaning of paragraph 12(1)(x) of the Tax Act, a Canadian Warrantholder may be entitled to make an election under subsection 53(2.1) of the Tax Act to reduce the adjusted cost base of their Common Shares rather than have an income inclusion under paragraph 12(1)(x).  Canadian Warrantholders should consult with their own tax advisors regarding the possibility of making this tax election.

Disposition of Warrants to the Company upon Deemed Exercise

If the amendments contained in the Supplemental Indentures are approved and holders of more than 66 2/3 percent of the outstanding Warrants exercise their Warrants during the Early Exercise Period, then the Company will acquire any remaining outstanding Warrants in exchange for Common Shares and New Warrants.  A Canadian Warrantholder who disposes of Warrants (other than upon exercise) to the Company for Common Shares and New Warrants pursuant to a Supplemental Indenture will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition for the Warrants, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Warrantholder of the Warrants.  The proceeds of disposition for such Warrants will be equal to the aggregate fair market value of the Common Shares and New Warrants received in exchange and the cost of the Common Shares and New Warrants, respectively, to the Canadian Warrantholder will be equal to the fair market value of such securities at the time of exchange.

A Canadian Warrantholder’s cost of any Common Shares acquired in exchange for Warrants must be averaged with the adjusted cost base of any other Common Shares held by the Canadian Warrantholder as capital property to determine the adjusted cost base of all the Common Shares held by that Canadian Warrantholder.  The taxation of capital gains and capital losses is discussed below under the heading “Capital Gains and Capital Losses”.

Exercise of Warrants and New Warrants After Early Exercise Period

No gain or loss will be realized by a Canadian Warrantholder upon the exercise of a Warrant or a New Warrant after the Early Exercise Period.  When a Warrant or New Warrant is exercised after the Early Exercise Period, the Canadian Warrantholder’s cost of the Common Share acquired thereby will be the aggregate of the Canadian Warrantholder’s adjusted cost base of such Warrant or New Warrant, respectively, and the exercise price paid for the Common Share upon exercise of the Warrant or New Warrant as the case may be.  The Canadian Warrantholder’s adjusted cost base of the Common Share so acquired will be determined by averaging such cost with the adjusted cost base to the Canadian Warrantholder of all Common Shares held by the Canadian Warrantholder as capital property immediately prior to such acquisition.

Expiry of Warrants and New Warrants

The expiry of a Warrant or a New Warrant will generally result in a capital loss to the Canadian Warrantholder equal to the adjusted cost base of the Warrant or the New Warrant respectively, to the Canadian Warrantholder immediately before its expiry.

Subject to the discussion above under the heading “Receipt of New Warrants upon the Early Exercise of Warrants”, counsel is of the view that the cost of any New Warrants to a Canadian Warrantholder should be nil.  Consequently, no loss should be realized by a Canadian Warrantholder upon the expiry of a New Warrant.

Disposition of Warrants, New Warrants and Common Shares

In general, a disposition, or a deemed disposition, of a Warrant or New Warrant (other than on the exercise or expiry thereof) or of a Common Share will give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Warrant, New Warrant or Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Warrant, New Warrant or Common Share, respectively.  The taxation of capital gains and capital losses is discussed below under the heading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, one-half of a capital gain must be included in income as a taxable capital gain for the year of the disposition and one-half of a capital loss is an allowable capital loss.  An allowable capital loss for a year normally may be deducted by the Canadian Warrantholder in computing income to the extent of any taxable capital gains for the year.  Any allowable capital loss not deductible in the year may be deducted against taxable capital gains in computing taxable income for any of the three preceding years or any subsequent year (in accordance with the detailed rules contained in the Tax Act).  Capital gains realized by an individual, other than certain specified trusts, will be relevant in computing possible liability under the alternative minimum tax.

In general, in the case of a Canadian Warrantholder that is a corporation, the amount of any capital loss otherwise determined arising from a disposition or deemed disposition of Common Shares may be reduced by the amount of dividends previously received thereon to the extent and under circumstances prescribed in the Tax Act.  Analogous rules apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns Common Shares.

A “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3 percent on certain investment income, including amounts in respect of taxable capital gains (but not dividends or deemed dividends deductible in computing taxable income).  This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Dividends

Dividends received or deemed to be received on the Common Shares by an individual (including a trust) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations.  A Canadian Warrantholder that is a corporation will include dividends received or deemed to be received on the Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends.  Certain corporations, including private corporations or subject corporations (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act at the rate of 33 1/3 percent of the dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing taxable income.  This refundable tax generally will be refunded to a corporate holder at the rate of $1 for every $3 of taxable dividends paid while it is a private corporation.

Warrantholders Resident in the United States

The following summary is generally applicable to Warrantholders who (i) for the purposes of the Tax Act have not been and will not be deemed to be resident in Canada at any time while they hold Warrants, New Warrants or Common Shares; (ii) do not use or hold the Warrants, New Warrants and Common Shares in carrying on a business in Canada; and (iii) are residents of the United States for purposes of the Convention (“U.S. Warrantholders”).  Special rules, which are not discussed in this summary, may apply to a U.S. Warrantholder that is an insurer carrying on business in Canada and elsewhere.

Amendment of Warrant Indentures

The Canadian federal income tax consequences to a U.S. Warrantholder resulting from the amendments to the Warrant Indentures are generally the same as those described above that apply to a Canadian Warrantholder.

Exercise of Warrants during the Early Exercise Period

The Canadian federal income tax consequences to a U.S. Warrantholder of the early exercise of the Warrants are generally the same as those described above that apply to a Canadian Warrantholder.

Receipt of New Warrants upon the Early Exercise of Warrants

A U.S. Warrantholder should not be subject to tax under the Tax Act in respect of the receipt of the New Warrants as consideration for the exercise of Warrants during the Early Exercise Period.

Disposition of Warrants, New Warrants and Common Shares

A U.S. Warrantholder will not be subject to tax under the Tax Act in respect of any capital gain on the disposition of Warrants, New Warrants or Common Shares provided that such securities do not constitute, and are not deemed to constitute, “taxable Canadian property” of the U.S. Warrantholder. Generally, Warrants, New Warrants and Common Shares will not constitute taxable Canadian property of a U.S. Warrantholder provided that (i) the Common Shares are listed on a prescribed stock exchange (which includes the TSX) for the purposes of the Tax Act at the time of disposition; and (ii) at no time during the 60 month period immediately preceding the disposition of the Warrants, New Warrants or Common Shares were 25 percent or more of the issued shares of any class or series of the capital stock of the Company owned by the U.S. Warrantholder, by persons with whom the U.S. Warrantholder did not deal at arm’s length, or by the U.S. Warrantholder together with such persons.

A U.S. Warrantholder’s capital gain (or capital loss) in respect of Warrants, New Warrants and Common Shares that constitute or are deemed to constitute taxable Canadian property (and are not “treaty-protected property” as defined for purposes of the Tax Act) will generally be computed in the manner described above under the headings “Warrantholders Resident in Canada — Disposition of Warrants to the Company upon Deemed Exercise and Disposition of Warrants, New Warrants and Common Shares”.

Even if the Warrants, New Warrants or Common Shares are taxable Canadian property to a U.S. Warrantholder, under the terms of the Convention the U.S. Warrantholder will still not be subject to tax under the Tax Act in respect of a capital gain on the disposition of such securities provided in the case of Common Shares that the value of the Common Shares is not derived principally from real property situated in Canada at the time of disposition.  U.S. Warrantholders whose Warrants, New Warrants or Common Shares are taxable Canadian property should consult their own tax advisors.

Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited to a U.S. Warrantholder on the Common Shares generally will be subject to Canadian withholding tax at the rate of 15 percent.  This rate is reduced to 5 percent in the case of a U.S. Warrantholder that is a company that owns at least 10 percent of the voting shares of the Company.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the anticipated material U.S. federal income tax consequences to a U.S. Holder arising from and relating to (a) the adoption of the Warrant Amendments and the exercise or exchange of the Warrants, (b) the exercise, disposition, and lapse of the New Warrants, and (c) the acquisition, ownership and disposition of Common Shares received on the exercise of the Warrants or New Warrants.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder.  In addition, this summary does not take into account the individual facts and circumstances of any particular U.S.  Holder that may affect the U.S. federal income tax consequences to such U.S. Holder.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of (a) the adoption of the Warrant Amendments and the exercise or exchange of the Warrants, (b) the exercise, disposition, and lapse of the New Warrants, and (c) the acquisition, ownership and disposition of Common Shares received on the exercise of the Warrants or New Warrants.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences to U.S. Holders of (a) the adoption of the Warrant Amendments and the exercise or exchange of the Warrants, (b) the exercise, disposition, and lapse of the New Warrants, or (c) the acquisition, ownership and disposition of Common Shares received on the exercise of the Warrants or New Warrants.  This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.  In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular.  Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis.  This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.

U.S. Holders

For purposes of this summary, a “U.S. Holder” is a beneficial owner of Warrants, New Warrants, or Common Shares, as the case may be, that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, or any other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state in the U.S., including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Non-U.S. Holders

For purposes of this summary, a ‘‘non-U.S. Holder’’ is a beneficial owner of Warrants, New Warrants, or Common Shares, as the case may be, other than a U.S. Holder.  This summary does not address any U.S. federal income tax consequences to non-U.S. Holders.  Accordingly, a non-U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any tax treaties) of (a) the adoption of the Warrant Amendments and the exercise or exchange of the Warrants, (b) the exercise, disposition, and lapse of the New Warrants, and (c) the acquisition, ownership and disposition of Common Shares received on the exercise of the Warrants or New Warrants.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own Warrants, New Warrants, or Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired Warrants, New Warrants, or Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold Warrants, New Warrants, or Common Shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10 percent or more of the total combined voting power of the outstanding shares of Goldcorp.  U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income, U.S. state and local, and foreign tax consequences of (a) the adoption of the Warrant Amendments and the exercise or exchange of the Warrants, (b) the exercise, disposition, and lapse of the New Warrants, and (c) the acquisition, ownership and disposition of Common Shares received on the exercise of the Warrants or New Warrants.

If an entity that is classified as a partnership (or “pass-through” entity) for U.S. federal income tax purposes holds Warrants, New Warrants, or Common Shares, the U.S. federal income tax consequences to such partnership (or “pass-through” entity) and the partners of such partnership (or owners of such “pass-through” entity) generally will depend on the activities of the partnership (or “pass-through” entity) and the status of such partners (or owners).  Partners of entities that are classified as partnerships (or owners of “pass-through” entities) for U.S. federal income tax purposes should consult their own financial advisor, legal counsel or accountant regarding the U.S. federal income tax consequences of (a) the adoption of the Warrant Amendments and the exercise or exchange of the Warrants, (b) the exercise, disposition, and lapse of the New Warrants, and (c) the acquisition, ownership and disposition of Common Shares received on the exercise of the Warrants or New Warrants.

Tax Consequences Other than U.S. Federal Income Tax Consequences Not Addressed

This summary does not address any U.S. state and local, U.S. federal estate and gift, or foreign tax consequences to U.S. Holders. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. state and local, U.S. federal estate and gift, and foreign tax consequences of (a) the adoption of the Warrant Amendments and the exercise or exchange of the Warrants, (b) the exercise, disposition, and lapse of the New Warrants, and (c) the acquisition, ownership and disposition of Common Shares received on the exercise of the Warrants or New Warrants.  (See “Canadian Federal Income Tax Considerations” above).

U.S. Federal Income Tax Consequences of the Adoption of the Warrant Amendments and the Exercise or Exchange of Warrants

Adoption of the Warrant Amendments

The U.S. federal income tax consequences of the adoption of the Warrant Amendments are uncertain.  Under general principles of U.S. federal income tax law, if the legal rights or obligations represented by the Warrants after the adoption of the Warrant Amendments differ materially in either kind or extent from the legal rights or obligations represented by the Warrants prior to the adoption of the Warrant Amendments, a U.S. Holder generally would be deemed to exchange “old” Warrants for “new” Warrants on the date of adoption of the Warrant Amendments.  Unless any such deemed exchange of ‘‘old’’ Warrants for ‘‘new’’ Warrants qualifies as a “recapitalization” within the meaning of Section 368(a)(1)(E) of the Code (a “Recapitalization”), a U.S. Holder generally would recognize gain or loss on such deemed exchange in an amount equal to the difference, if any, between (a) the fair market value of the “new” Warrants deemed received and (b) such U.S. Holder’s tax basis in the “old” Warrants deemed exchanged.  Due to a lack of direct legal authority, it is unclear whether any such deemed exchange of “old” Warrants for “new” Warrants may qualify as a Recapitalization.  Assuming that any such deemed exchange of “old” Warrants for “new” Warrants is properly treated as a Recapitalization, a U.S. Holder should not recognize any gain or loss on such deemed exchange.  There can be no assurance, however, that the IRS will not take the position that the adoption of the Warrant Amendments is properly treated as a fully taxable deemed exchange of “old” Warrants for ‘‘new’’ Warrants.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding whether the adoption of the Warrant Amendments results in a deemed exchange of “old” Warrants for “new” Warrants and whether any such deemed exchange may qualify as a Recapitalization.

Exercise of Warrants

Subject to the discussions below regarding the receipt of a New Warrant upon the exercise of a Warrant during the Early Exercise Period and the exchange of a Warrant for a Common Share and a New Warrant (without payment of the exercise price), a U.S. Holder should not recognize gain or loss on the exercise of a Warrant and related receipt of a Common Share.  A U.S. Holder’s initial tax basis in the Common Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant.  A U.S. Holder’s holding period for the Common Share received on the exercise of a Warrant should begin on the date that such Warrant is exercised by such U.S. Holder.

The U.S. federal income tax consequences of the receipt of a New Warrant upon the exercise of a Warrant during the Early Exercise Period are uncertain.  The IRS may take the position that the New Warrant represents a taxable fee for exercising the Warrant during the Early Exercise Period, in which case a U.S. Holder generally would recognize ordinary income in an amount equal to the fair market value of the New Warrant on the date of receipt.  Alternatively, the IRS may take the position that the receipt of a New Warrant should be treated as a distribution of a right to acquire stock under Section 305 of the Code, which could result in a taxable distribution to a U.S. Holder, in an amount equal to the fair market value of the New Warrant on the date of distribution, depending on the circumstances (for example, if cash is distributed to holders of the Common Shares within 36 months of the date the New Warrant is received). (See more detailed discussion of the rules applicable to distributions made by Goldcorp at ‘Distributions on Common Shares” below).  As an additional alternative, a U.S. Holder may be treated as simultaneously purchasing a Common Share and a New Warrant upon the exercise of a Warrant during the Early Exercise Period, in which case the U.S. Holder should not be required to recognize income or gain upon the receipt of the New Warrant.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences of the receipt of a New Warrant upon the exercise of a Warrant during the Early Exercise Period.

Exchange of Warrants for Common Shares and a New Warrant (Without Payment of Exercise Price)

The U.S. federal income tax consequences of the exchange of a Warrant for a Common Share and a New Warrant (without payment of the exercise price) are uncertain. Due to a lack of direct legal authority, it is unclear whether the exchange of a Warrant for a Common Share and a New Warrant (without payment of the exercise price) may qualify as a Recapitalization.  Assuming that the exchange of a Warrant for a Common Share and a New Warrant (without payment of the exercise price) is properly treated as a Recapitalization, a U.S. Holder should not recognize any gain or loss on such exchange, a U.S. Holder’s aggregate initial tax basis in the Common Share and the New Warrant received in such exchange should be equal to such U.S. Holder’s tax basis in the exchanged Warrant, and a U.S. Holder’s holding period for the Common Share and the New Warrant received in such exchange should include the period that such exchanged Warrant was held by such U.S. Holder. There can be no assurance, however, that the IRS will not take the position that the exchange of a Warrant for a Common Share and a New Warrant (without payment of the exercise price) is properly treated as a fully taxable exchange. Assuming that the exchange of a Warrant for a Common Share and a New Warrant (without payment of the exercise price) is properly treated as a fully taxable exchange, a U.S. Holder generally would recognize gain or loss in an amount equal to the difference, if any, between (a) the sum of the fair market value of the Common Share and the New Warrant received and (b) such U.S. Holder’s tax basis in the Warrant exchanged, and a U.S. Holder’s holding period for the Common Share and the New Warrant received in exchange for the Warrant should begin on the day after the date of such exchange.  Alternatively, the IRS may take the position that the receipt of a New Warrant either represents a taxable fee to a U.S. Holder or should be treated as a distribution of a right to acquire stock under Section 305 of the Code, which could result in a taxable distribution to a U.S. Holder, depending on the circumstances (See more detailed discussion at “Exercise of Warrants” above).  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal income tax consequences of the exchange of a Warrant for a Common Share and a New Warrant (without payment of the exercise price), including whether such exchange may qualify as a Recapitalization.

U.S. Federal Income Tax Consequences of the Exercise, Disposition, and Lapse of New Warrants

Exercise of New Warrants

A U.S. Holder should not recognize gain or loss on the exercise of a New Warrant and related receipt of a Common Share.  A U.S. Holder’s initial tax basis in the Common Share received on the exercise of a New Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such New Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such New Warrant.  A U.S. Holder’s holding period for the Common Share received on the exercise of a New Warrant should begin on the date that such New Warrant is exercised by such U.S. Holder.

Disposition of New Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a New Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the New Warrant sold or otherwise disposed of.  Subject to the “passive foreign investment company rules” discussed below, any such gain or loss generally will be a capital gain or loss (provided that the Common Share to be issued on the exercise of such New Warrant would have been a capital asset within the meaning of Section 1221 of the Code if acquired by the U.S. Holder).  Any such capital gain or loss will be short-term capital gain or loss or long-term capital gain or loss, depending on whether the New Warrants are held for more than one year.

Lapse of New Warrant

Upon the lapse or expiration of a New Warrant, a U.S. Holder should recognize a loss in an amount equal to such U.S. Holder’s tax basis in the New Warrant. Any such loss generally will be a capital loss (provided that the Common Share to be issued on the exercise of such New Warrant would have been a capital asset within the meaning of Section 1221 of the Code if acquired by the U.S. Holder).  Any such capital loss will be short-term capital loss or long-term capital loss, depending on whether the New Warrants are held for more than one year.

Adjustment to Conversion Ratio

Under Section 305 of the Code, an adjustment to the number of Common Shares that will be issued on exercise of the New Warrants, or an adjustment to the exercise price of the New Warrants, may be treated as a constructive distribution to a U.S. Holder of the New Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or assets of Goldcorp, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to Shareholders).  (See more detailed discussion of the rules applicable to distributions made by Goldcorp at “Distributions on Common Shares” below).

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares

Distributions on Common Shares

General Taxation of Distributions

Subject to the “passive foreign investment company” rules discussed below, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to the Common Shares will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Goldcorp.  To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Goldcorp, such distribution will be treated (a) first, as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and, (b) thereafter, as gain from the sale or exchange of such Common Shares.  (See more detailed discussion at “Disposition of Common Shares” below).

Reduced Tax Rates for Certain Dividends

For taxable years beginning after December 31, 2002 and before January 1, 2009, a dividend paid by Goldcorp generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Goldcorp is a ‘‘qualified foreign corporation’’ (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) such dividend is paid on Common Shares that have been held by such U.S. Holder for at least 61 days during the 121-day period beginning 60 days before the “ex-dividend date.”

Goldcorp generally will be a ‘‘qualified foreign corporation’’ under Section 1(h)(11) of the Code (a “QFC”) if (a) Goldcorp is incorporated in a possession of the U.S., (b) Goldcorp is eligible for the benefits of the Canada-U.S. Tax Convention, or (c) the Common Shares are readily tradable on an established securities market in the U.S. However, even if Goldcorp satisfies one or more of such requirements, Goldcorp will not be treated as a QFC if Goldcorp is a “passive foreign investment company” (as defined below) for the taxable year during which Goldcorp pays a dividend or for the preceding taxable year. In 2003, the U.S. Department of the Treasury (the “Treasury”) and the IRS announced that they intended to issue Treasury Regulations providing procedures for a foreign corporation to certify that it is a QFC.  Although these Treasury Regulations have not yet been issued, the Treasury and the IRS have confirmed their intention to issue these Treasury Regulations.  It is expected that these Treasury Regulations will obligate persons required to file information returns to report a dividend paid by a foreign corporation as a dividend from a QFC if the foreign corporation has, among other things, certified under penalties of perjury that the foreign corporation was not a “passive foreign investment company” for the taxable year during which the foreign corporation paid the dividend or for the preceding taxable year.

As discussed below, Goldcorp does not expect that it will be a “passive foreign investment company” for the taxable year ending December 31, 2006 (See more detailed discussion at “Additional Rules that May Apply to U.S. Holders” below).  However, there can be no assurance that the IRS will not challenge the determination made by Goldcorp concerning its “passive foreign investment company” status or that Goldcorp will not be a “passive foreign investment company” for the current taxable year or any subsequent taxable year.  Accordingly, although Goldcorp expects that it may be a QFC for the taxable year ending December 31, 2006, there can be no assurances that the IRS will not challenge the determination made by Goldcorp concerning its QFC status, that Goldcorp will be a QFC for the taxable year ending December 31, 2006 or any subsequent taxable year, or that Goldcorp will be able to certify that it is a QFC in accordance with the certification procedures issued by the Treasury and the IRS.

If Goldcorp is not a QFC, a dividend paid by Goldcorp to a U.S. Holder, including a U.S. Holder that is an individual, estate, or trust, generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains).  The dividend rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the dividend rules.

Distributions Paid in Foreign Currency

The amount of a distribution paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt.  A U.S. Holder that does not convert foreign currency received as a distribution into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such a U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars).

Dividends Received Deduction

Dividends paid on the Common Shares generally will not be eligible for the “dividends received deduction.”  The availability of the dividends received deduction is subject to complex limitations that are beyond the scope of this discussion, and a U.S. Holder that is a corporation should consult its own financial advisor, legal counsel, or accountant regarding the dividends received deduction.

Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Common Shares sold or otherwise disposed of.  Subject to the “passive foreign investment company” rules discussed below, any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if the Common Shares are held for more than one year.  Gain or loss recognized by a U.S. Holder on the sale or other taxable disposition of Common Shares generally will be treated as “U.S. source” for purposes of applying the U.S. foreign tax credit rules.  (See more detailed discussion at “Foreign Tax Credit” below).

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust.  There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation.  Deductions for capital losses are subject to significant limitations under the Code.

Foreign Tax Credit

A U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends received on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income (including “passive income,” “high withholding tax interest,” “financial services income,” “general income,” and certain other categories of income).  Dividends received on the Common Shares generally will constitute “foreign source” income and generally will be categorized as “passive income” or, in the case of certain U.S. Holders, “financial services income.”  However, for taxable years beginning after December 31, 2006, the foreign tax credit limitation categories are reduced to “passive category income” and “general category income” (and the other categories of income, including “financial services income” are eliminated).  The foreign tax credit rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, or proceeds arising from the sale or other taxable disposition of, Common Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28 percent, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.

Additional Rules that May Apply to U.S. Holders

If Goldcorp is a “passive foreign investment company” (as defined below), the preceding sections of this summary may not describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.

Passive Foreign Investment Company

Goldcorp generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75 percent or more of the gross income of Goldcorp for such taxable year is passive income or (b) on average, 50 percent or more of the assets held by Goldcorp either produce passive income or are held for the production of passive income, based on the fair market value of such assets (or on the adjusted tax basis of such assets, if Goldcorp is not publicly traded and either is a “controlled foreign corporation” or makes an election).  “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.  However, for transactions entered into after December 31, 2004, active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if Goldcorp owns, directly or indirectly, 25 percent or more of the total value of the outstanding shares of another foreign corporation, Goldcorp will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by Goldcorp from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

If Goldcorp is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares will depend on whether such U.S. Holder makes an election to treat Goldcorp as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”).  A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, and any “excess distribution” (as defined in Section 1291(b) of the Code) paid on the Common Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares.  The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year.  A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

A U.S. Holder that makes a timely QEF Election generally will not be subject to the rules of Section 1291 of the Code discussed above.  However, a U.S. Holder that makes a QEF Election generally will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the “net capital gain” of Goldcorp, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the “ordinary earnings” of Goldcorp, which will be taxed as ordinary income to such U.S. Holder.  A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each taxable year in which Goldcorp is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by Goldcorp.

Under applicable Treasury Regulations, a person that holds an option, warrant, or other right to acquire shares of a PFIC may not make a QEF Election that will apply to either (a) the option, warrant, or other right or (b) the shares of the PFIC subject to the option, warrant, or other right.  In addition, under proposed Treasury Regulations, if a person holds an option, warrant, or other right to acquire shares of a PFIC, the holding period with respect to the shares of the PFIC acquired on the exercise of such option, warrant, or other right will include the period that the option, warrant, or other right was held. Accordingly, in the event that Goldcorp is a PFIC for any taxable year during which a U.S. Holder holds New Warrants, a U.S. Holder of New Warrants may not make a QEF Election that will apply to either the New Warrants or the Common Shares subject to the New Warrants. In addition, if Goldcorp is a PFIC for any taxable year during which a U.S. Holder holds New Warrants, gain recognized on the sale or other taxable disposition (other than by exercise) of the New Warrants by a U.S. Holder will be subject to the rules of Section 1291 of the Code discussed above.  Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the application of the PFIC rules to the New Warrants and the Common Shares received on exercise of the New Warrants.

A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the rules of Section 1291 of the Code discussed above. A U.S. Holder may make a Mark-to-Market Election only if the

Common Shares are “marketable stock” (as defined in Section 1296(e) of the Code).  A U.S. Holder that makes a Mark-to-Market Election will include in gross income, for each taxable year in which Goldcorp is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. Holder’s tax basis in such Common Shares.  A U.S. Holder that makes a Mark-to-Market Election will, subject to certain limitations, be allowed a deduction in an amount equal to the excess, if any, of (a) such U.S. Holder’s adjusted tax basis in the Common Shares over (b) the fair market value of such Common Shares as of the close of such taxable year.

Goldcorp does not expect that it will be a PFIC for the taxable year ending December 31, 2006.  The determination of whether Goldcorp was, or will be, a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether Goldcorp will be a PFIC for the taxable year ending December 31, 2006 and each subsequent taxable year depends on the assets and income of Goldcorp over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this Circular.  Accordingly, there can be no assurance that the IRS will not challenge the determination made by Goldcorp concerning its PFIC status or that Goldcorp was not, or will not be, a PFIC for any taxable year.

The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares.

TRADING PRICE AND VOLUME

Common Shares

The following table sets forth information relating to the trading of the Common Shares on the TSX and on the NYSE for the months indicated.

	High			Low			Volume
Month	TSX		NYSE	TSX		NYSE	TSX	NYSE

2005
January	C$	18.14	$14.84	C$	16.31	$12.90	27,325,023	22,442,700
February	C$	17.89	$14.43	C$	16.26	$13.11	44,929,561	30,234,900
March	C$	18.67	$15.51	C$	16.51	$13.26	50,207,206	28,353,300
April	C$	17.48	$14.39	C$	15.11	$12.65	27,124,454	18,116,600
May	C$	17.27	$13.97	C$	15.30	$12.04	34,264,947	21,466,100
June	C$	19.77	$16.09	C$	17.04	$13.58	45,008,935	25,249,000
July	C$	19.93	$16.28	C$	18.33	$15.01	24,007,992	19,840,000
August	C$	22.18	$18.60	C$	19.83	$16.24	36,720,253	29,619,100
September	C$	24.75	$21.06	C$	21.81	$18.35	55,555,015	44,235,100
October	C$	24.73	$20.59	C$	20.57	$17.49	59,707,223	40,005,100
November	C$	25.57	$21.85	C$	22.85	$19.22	37,314,845	31,977,700
December	C$	26.58	$22.78	C$	22.45	$19.10	49,680,845	40,708,200

2006
January	C$	31.99	$27.99	C$	26.61	$23.06	54,880,856	42,393,000
February	C$	31.95	$27.87	C$	26.89	$23.29	47,111,376	38,424,900
March	C$	35.08	$30.24	C$	28.79	$24.74	58,632,908	57,596,800
April (1)	C$	35.39	$30.69	C$	33.91	$29.10	9,584,605	9,731,300

(1)           April 1 to April 7, 2006.

First Warrants

The following table sets forth information relating to the trading of the First Warrants on the TSX for the months indicated.

Month	High		Low		Volume

2005
January	C$	18.45	C$	16.40	6,998
February	C$	18.49	C$	16.05	11,698
March	C$	20.18	C$	16.25	72,250
April	C$	16.99	C$	14.02	17,350
May	C$	17.20	C$	14.00	25,449
June	C$	21.60	C$	16.00	35,550
July	C$	21.00	C$	19.03	5,890
August	C$	26.00	C$	21.50	116,919
September	C$	31.00	C$	25.00	101,473
October	C$	30.00	C$	23.50	101,122
November	C$	32.44	C$	28.00	117,071
December	C$	35.74	C$	27.11	23,763

2006
January	C$	45.50	C$	35.55	21,684
February	C$	46.00	C$	40.00	3,358
March	C$	54.50	C$	42.85	117,050
April (1)	C$	55.88	C$	54.50	1,300

(1)           April 1 to April 7, 2006.

Series A Warrants

The following table sets forth information relating to the trading of the Series A Warrants on the TSX and on the NYSE for the months indicated.

	High			Low			Volume
Month	TSX		NYSE	TSX		NYSE	TSX	NYSE

2005
April (1)	C$	2.65	$2.20	C$	2.18	$1.87	261,245	5,100
May	C$	2.64	$2.06	C$	2.11	$1.75	588,075	4,400
June	C$	3.26	$2.64	C$	2.61	$2.10	2,057,310	3,800
July	C$	3.34	$2.75	C$	2.95	$2.45	2,759,445	4,000
August	C$	3.87	$3.27	C$	3.32	$2.88	1,005,658	10,900
September	C$	4.51	$3.78	C$	3.69	$3.20	546,903	22,400
October	C$	4.45	$3.75	C$	3.55	$3.00	457,139	16,800
November	C$	4.75	$4.00	C$	4.09	$3.40	925,000	24,700
December	C$	5.06	$4.27	C$	3.97	$3.55	11,088,425	36,300

2006
January	C$	6.32	$5.52	C$	5.11	$4.45	1,796,695	87,900
February	C$	6.30	$5.38	C$	5.17	$4.42	11,939,793	31,500
March	C$	7.14	$6.24	C$	5.73	$5.01	5,760,585	78,700
April (1)	C$	7.30	$6.38	C$	6.95	$6.00	372,675	6,600

(1)           The Series A Warrants commenced trading on the TSX and the NYSE on April 18, 2005.

(2)           April 1 to April 7, 2006.

Series B Warrants

The following table sets forth information relating to the trading of the Series B Warrants on the TSX for the months indicated.

Month	High		Low		Volume

2005
April (1)	C$	1.53	C$	1.30	102,311
May	C$	1.59	C$	1.25	239,730
June	C$	1.94	C$	1.50	1,154,221
July	C$	1.97	C$	1.68	1,342,979
August	C$	2.59	C$	1.95	2,201,314
September	C$	3.13	C$	2.35	1,139,299
October	C$	3.05	C$	2.10	1,624,930
November	C$	3.40	C$	2.70	1,051,410
December	C$	3.60	C$	2.60	3,266,749

2006
January	C$	4.90	C$	3.56	4,273,811
February	C$	4.87	C$	3.75	3,480,310
March	C$	6.10	C$	4.30	4,069,036
April (2)	C$	6.31	C$	6.00	456,720

(1)           The Series B Warrants commenced trading on the TSX on April 18, 2005.

(2)           April 1 to April 7, 2006.

Series C Warrants

The following table sets forth information relating to the trading of the Series C Warrants on the TSX and on the NYSE for the months indicated.

	High			Low			Volume
Month	TSX		NYSE	TSX		NYSE	TSX	NYSE

2005
April (1)	C$	2.65	$1.89	C$	2.25	$2.15	239,871	95,100
May	C$	2.70	$1.80	C$	2.15	$2.29	638,907	188,800
June	C$	3.27	$2.10	C$	2.62	$2.68	3,866,255	424,000
July	C$	3.34	$2.42	C$	2.94	$2.75	2,138,000	297,800
August	C$	3.89	$2.57	C$	3.31	$3.21	1,527,550	698,800
September	C$	4.51	$3.20	C$	3.75	$3.85	1,363,620	702,900
October	C$	4.35	$3.03	C$	3.53	$3.71	1,859,609	245,400
November	C$	4.76	$3.40	C$	4.06	$4.05	4,636,918	200,200
December	C$	5.00	$3.40	C$	3.96	$4.29	10,758,432	223,400

2006
January	C$	6.24	$5.57	C$	5.10	$4.39	2,363,138	416,100
February	C$	6.31	$5.55	C$	5.12	$4.46	8,213,443	190,300
March	C$	7.15	$6.12	C$	5.71	$5.00	7,266,240	289,500
April (2)	C$	7.29	$6.30	C$	6.91	$6.02	1,543,600	36,600

(1)           The Series C Warrants commenced trading on the TSX and the NYSE on April 18, 2005.

(2)           April 1 to April 7, 2006.

U.S. Dollar Warrants

The following table sets forth information relating to the trading of the U.S. Dollar Warrants on the TSX for the months indicated.

Month	High		Low		Volume

2005
January	C$	7.99	C$	6.95	308,400
February	C$	8.00	C$	6.25	67,749
March	C$	9.95	C$	6.45	160,000
April	C$	7.25	C$	5.20	12,400
May	C$	6.00	C$	4.00	33,300
June	C$	9.44	C$	6.26	52,439
July	C$	9.91	C$	8.80	54,050
August	C$	14.12	C$	9.75	72,850
September	C$	19.00	C$	14.30	157,200
October	C$	16.80	C$	13.50	40,300
November	C$	20.20	C$	16.00	14,050
December	C$	22.00	C$	17.00	6,618

2006
January	C$	33.00	C$	23.00	43,186
February	C$	31.50	C$	24.50	9,700
March	C$	38.00	C$	29.00	42,280
April (1)	C$	40.00	C$	38.15	1,600

(1)           April 1 to April 7, 2006.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found on SEDAR at www.sedar.com.  Financial information is provided in the Company’s audited consolidated financial statements and management’s discussion and analysis for the financial year ended December 31, 2005 which can also be found on SEDAR at www.sedar.com.  Warrantholders may also contact the Director, Investor Relations of the Company by phone at (604) 696-3011 or by e-mail at info@goldcorp.com to request copies of these documents.

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to the Warrantholders have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Douglas Holtby””
Douglas Holtby
Chairman of the Board

Vancouver, British Columbia

April 10, 2006

SCHEDULE “A”

BMO NESBITT BURNS INC. FAIRNESS OPINION

Investment & Corporate Banking

885 West Georgia Street

Suite 1700

Vancouver, BC  V6C 3E8

Tel :  (604) 443-1431

Fax :  (604) 443-1408

March 20, 2006

The Board of Directors of

Goldcorp Inc.

200 Burrard Street

Suite 1560

Vancouver, British Columbia

V6C 3L6

Dear Sirs:

BMO Nesbitt Burns Inc. (“BMO NB”) understands that Goldcorp Inc. (“Goldcorp” or the “Corporation”) is considering a transaction pursuant to which Goldcorp will amend (the “Warrant Amendments”) the terms of the five series of issued and outstanding common share purchase warrants (the “Warrants”) of the Corporation listed on the Toronto Stock Exchange (the “TSX”) and, in respect of the Series A Warrants and Series C Warrants only, listed on the New York Stock Exchange.  The table below sets forth the key terms of each series of Warrants.

Series of Warrants	Expiry Dates	Exercise Basis per Warrant	Exercise Price per Warrant		Exercise Price per Share
First Warrants	May 13, 2009	2.08 Common Shares	C$	20.00	C$	9.62
Series A Warrants	May 30, 2007	0.25 of a Common Share	C$	1.65	C$	6.60
Series B Warrants	August 25, 2008	0.25 of a Common Share	C$	3.10	C$	12.40
Series C Warrants	May 30, 2007	0.25 of a Common Share	C$	1.65	C$	6.60
U.S. Dollar Warrants	April 30, 2007	2.08 Common Shares	US$	25.00	US$	12.02

Pursuant to the Warrant Amendments and subject to the Corporation receiving all approvals, including the requisite approval of the holders of the Warrants (the “Warrantholders”) to amend the indentures (the “Warrant Indentures”) that govern the Warrants and the requisite approval of the shareholders (the “Shareholders”) of the Corporation to issue the New Warrants (as hereinafter defined), each Warrant will entitle the holder thereof to acquire the number of underlying common shares (the “Common Shares”) of the Corporation currently issuable upon the exercise of the Warrants and a fraction of a new common share purchase warrant (a “New Warrant”) of the Corporation as set forth in the table below, in the event that such Warrantholder exercises its Warrants during a period of 30 days (the “Early Exercise Period”) following the date of the Warrant Amendments.

Series of Warrants	Fraction of a New Warrant for Each Warrant Exercised
First Warrants	0.440
Series A Warrants	0.010
Series B Warrants	0.080
Series C Warrants	0.010
U.S. Dollar Warrants	0.320

Each New Warrant will entitle the holder thereof to acquire one Common Share at a price equal to 150% of the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the expiry of the Early Exercise Period, rounded to the nearest $0.25, at any time prior to 5:00 p.m. (Vancouver time) on the date that is five years following the expiry of the Early Exercise Period, subject to adjustment in certain events.

If the proposed Warrant Amendments are approved and at least 66 2/3% of the Warrants outstanding on the date of the Warrant Amendments in any series of Warrants are exercised during the Early Exercise Period, any Warrants within such series that have not been voluntarily exercised during the Early Exercise Period will be deemed to have been exercised, without any further action on the part of the Warrantholder thereof (including payment of the exercise price thereof or any other additional consideration therefor), for (a) a fraction of a Common Share equivalent in value to the intrinsic value of such Warrants based on the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the expiry of the Early Exercise Period; plus (b) one half of the fraction of a New Warrant issued to Warrantholders in such series who voluntarily exercised their Warrants during the Early Exercise Period as set forth in the table below.

Series of Warrants	Fraction of a New Warrant for Each Warrant Deemed to be Exercised
First Warrants	0.220
Series A Warrants	0.005
Series B Warrants	0.040
Series C Warrants	0.005
U.S. Dollar Warrants	0.160

The terms of the proposed Warrant Amendments are described in more detail in draft management proxy circulars (the “Circulars”) dated April 10, 2006 and March 20, 2006 to be sent to the Warrantholders and the Shareholders in connection with the Warrant Amendments.

Engagement

BMO NB was formally engaged by the Corporation pursuant to a letter agreement dated October 27, 2005 (the “Engagement Agreement”).

The terms of the Engagement Agreement provide for BMO NB to provide the Corporation with various advisory services in connection with its pending acquisition of certain Placer Dome assets and the Warrant Amendments, including, among other things, the provision to the Corporation’s Board of Directors of this opinion (the “Fairness Opinion”) as to the fairness of the issuance of the New Warrants pursuant to the Warrant Amendment, from a financial point of view, to the Warrantholders (excluding insiders of the Corporation).

The Fairness Opinion has been prepared in accordance with disclosure standards for fairness opinions of the Investment Dealers Association of Canada but the Association has not been involved in the preparation or review of this Fairness Opinion.

BMO NB is acting as financial advisor to the Corporation and will receive a fee from the Corporation for its services, including the delivery of this Fairness Opinion. In addition, BMO NB is to be reimbursed for its reasonable out-of-pocket expenses and is to be indemnified by the Corporation as described in the indemnity that forms part of the Engagement Agreement. Further, BMO NB will receive fees from the Corporation for services it will perform as soliciting dealer manager to the Corporation in connection with the issuance of the New Warrants.

Credentials of BMO NB

BMO NB is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading, investment research and investment management. BMO NB has been a financial advisor in a significant number of transactions throughout North America involving public companies in various industry sectors and has extensive experience in preparing fairness opinions.

The Fairness Opinion expressed herein represents the opinion of BMO NB, the form and content of which have been approved for release by a committee of BMO NB’s directors and officers, who are collectively experienced in mergers and acquisitions, divestitures, restructurings, valuations, fairness opinions and capital market matters, including transaction of a similar nature to the ones contemplated herein.

Independence of BMO NB

BMO NB is not an insider, associate, or affiliate (as such terms are defined in the Securities Act (Ontario)) of Goldcorp or any of its subsidiaries, associates or affiliates and is not an advisor to any person or company other than to Goldcorp with respect to the Engagement Agreement.

BMO NB has not provided any financial advisory services or participated in any financing involving Goldcorp or any of its subsidiaries, associates or affiliates within the past 24 months, other than the services provided pursuant to the Engagement Agreement. BMO NB has (i) acted as underwriter to Wheaton River Minerals Ltd. (“Wheaton”) in connection with an October 2003 offering of common shares and warrants, (ii) acted as underwriter to Wheaton in connection with an August 2003 offering of common shares and warrants, (iii) acted as co-lead agent and co-financial advisor to Wheaton in connection with a February 2003 offering of subscription receipts and the acquisition of Rio Tinto’s 25% interest in the Bajo de la Alumbrera Mine in Argentina and 100% of the Peak mine in Australia, and (iv) acted as agent to Wheaton in connection with a May 2002 offering of special warrants. In addition, BMO NB acted as financial advisor to Wheaton in connection with the take-over bid offer by Goldcorp and its wholly-owned subsidiary Goldcorp Acquisition ULC for all of the outstanding common shares of Wheaton completed in February 2005.

BMO NB has not entered into any other agreements or arrangements with Goldcorp or any of its affiliates with respect to any future dealings. BMO NB may however, in the normal course of its business, provide financial advisory or investment banking services to Goldcorp or any of its affiliates from time to time. In addition, in the ordinary course of business, BMO NB may actively trade Common Shares and other securities of the Corporation for its own account and for the accounts of BMO NB customers and accordingly may, at any time, hold a long or short position in such securities. As an investment dealer, BMO NB conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Corporation or for its associates or affiliates, or with respect to the transaction to be constituted by the Warrant Amendments.

Scope of Review

In connection with the Fairness Opinion, BMO NB has reviewed, considered and relied upon, among other things, the following:

1.             a draft copy of the Circulars;

2.             a draft copy of the preliminary base shelf short form prospectus dated March 20, 2006;

3.             a letter of representation as to certain factual matters and the completeness and accuracy of the information upon which the Opinion is based, addressed to BMO NB and dated March 20, 2006, provided by senior officers of Goldcorp (the “Certificate”);

4.             the audited comparative consolidated financial statements of the Corporation as at and for the financial years December 31, 2005 and December 31, 2004 and 2003;

5.             the unaudited interim financial statements of the Corporation as at and for the three months ended March 31, 2005, the six months ended June 30, 2005 and the nine months ended September 30, 2005;

6.             management’s discussion and analysis of financial condition and results of operations of the Corporation for the financial year ended December 31, 2005;

7.             the terms of the Warrants, including the respective Warrant Indentures and a draft copy of the supplemental warrant indenture reflecting the Warrant Amendments;

8.             loan documentation relating to the credit facilities of the Corporation;

9.             public information relating to the business, operations, financial performance and stock trading history of the Corporation;

10.           discussions with senior officers and directors of Goldcorp regarding the business plans, operations and financial projections for, and current financial position of Goldcorp;

11.           discussions with the Corporation’s legal counsel with respect to various matters relating to the Warrant Amendments;

12.           a review of current capital market conditions (debt and equity);

13.           a review of historical and current trading volumes of the Common Shares and the Warrants, and observations of their relative trading liquidity;

14.           calculations of the Black-Scholes value of the Warrants, using a range of volatility assumptions;

15.           public information with respect to other transactions of a comparable nature considered by BMO NB to be relevant;

16.           a review of the financial and operating performances and market liquidity and multiples for Goldcorp and other selected public companies that BMO NB considered relevant; and

17.           such other information, investigations, analyses and discussions (including discussions with senior management, the Corporation’s legal counsel, and other third parties) as BMO NB considered necessary or appropriate in the circumstances.

BMO NB has not, to the best of its knowledge, been denied access by the Corporation to any information requested.  BMO NB did not meet with the auditors of the Corporation and has assumed the accuracy and fair presentation of the audited comparative consolidated financial statements of the Corporation and Wheaton and the reports of the auditors thereon.

Assumptions and Limitations

With the Corporation’s approval and as provided for in the Engagement Agreement, BMO NB has relied upon the completeness, accuracy and fair presentation of all of the financial information, business plans, forecasts and other information, data, advice, opinion and representations obtained by it from public sources or provided to it by the Corporation, its subsidiaries and the respective directors, officers, associates, affiliates, consultants, advisors and representatives thereof (collectively, the “Information”) relating to Goldcorp, its subsidiaries, associates and affiliates, and to the Warrant Amendments. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. In accordance with the terms of the Engagement Agreement, but subject to the exercise of professional judgement, and except as expressly described herein, BMO NB has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of the Corporation have represented to BMO NB in the Certificate, among other things, that (i) the Information provided to BMO NB, directly or indirectly, orally or in writing by the Corporation or any of its subsidiaries, associates or affiliates or their respective agents, advisors, consultants or representatives in connection with the engagement of BMO NB pursuant to the Engagement Agreement, including, in particular, for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to BMO NB, and is complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact (as such term is defined in the Securities Act (Ontario)) in respect of the Corporation, its subsidiaries, associates or affiliates, their respective securities or the Warrant Amendments and did not and does not omit to state a material fact in respect of the Corporation, its subsidiaries, associates or affiliates, their respective securities or the Warrant Amendments necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) with respect to forecasts, projections, estimates and budgets provided to BMO NB, they were prepared using the assumptions identified therein and were reasonably prepared on bases reflecting the best currently available estimates and judgements of the management of the Corporation and its subsidiaries or its associates and affiliates as to matters covered thereby and such forecasts, projections, estimates and budgets reasonably present the views of such management of the financial prospects and forecasted performance of the Corporation, its subsidiaries, associates and affiliates and are consistent with historical operating experience and accounting policies and procedures applied by the Corporation; and (iii) since the dates on which the Information was provided to BMO NB, except as disclosed in writing to BMO NB, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Corporation or any of its subsidiaries and no material change has occurred in such Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

BMO NB has assumed that all conditions precedent to the completion of the transactions contemplated by the Warrant Amendments can be satisfied in the time required and that all consents, exemptions or orders of third parties and relevant authorities will be obtained, without adverse condition or qualification, and that the Warrant Amendments can proceed as scheduled and without material additional cost to the Corporation or liability of the Corporation to third parties, that the procedures being followed to implement the Warrant Amendments are valid and effective, that all required documents will be distributed to the Shareholders and Warrantholders in accordance with applicable laws and that the disclosure in such documents will be accurate and will comply with the requirements of applicable laws. BMO NB has also assumed that only the New Warrants as per the transaction terms described in this Fairness Opinion will be issued to Warrantholders pursuant to the Warrant Amendments and that all draft documents referred to under “Scope of Review” above are accurate versions, in all material respects, of the final form of such documents.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Corporation and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to BMO NB in discussions with management of the Corporation.  In its analyses and in preparing the Fairness Opinion, BMO NB made numerous assumptions with respect to industry performance, general business, market and economic conditions, including the assumption that the trading price of the Common Shares will not change in any significant respect between the date hereof and the termination of the Early Exercise Period, and other matters, many of which are beyond the control of BMO NB or any party involved with the transactions contemplated by the Warrant Amendments.

The Fairness Opinion is provided as of the date hereof and BMO NB disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to its attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, BMO NB reserves the right to change, modify or withdraw the Fairness Opinion.

BMO NB has not been engaged to provide and has not provided: (i) an opinion as to the fairness of the issuance of any securities of the Corporation other than the New Warrants; (ii) an opinion as to the fairness of the transactions contemplated by the Warrant Amendments, from a financial point of view, to holders of the Common Shares; (iii) an opinion as to the relative fairness of the issuance of the New Warrants to, among or as between holders of the Warrants or the Common Shares or as between the holders of the various series of Warrants; (iv) an opinion concerning the future value or trading price of any of the securities of Goldcorp, or of the securities of its subsidiaries, associates or affiliates following the completion of the Warrant Amendments; (v) a formal valuation or appraisal of Goldcorp, any of its subsidiaries, affiliates or associates, or any of the assets or securities thereof; or (v) an opinion as to the process underlying the Warrant Amendments. Furthermore, the Fairness Opinion is not, and should not be construed as, advice or a recommendation to any holder of Warrants or Common Shares as to whether or not such Warrants or Common Shares should be held, sold or exercised or to use the voting rights provided in respect of the Warrant Amendments to vote for or against the Warrant Amendments.

The services of BMO NB and the Fairness Opinion have been provided solely to the Board of Directors of the Corporation in connection with the Warrant Amendments and may not be used by any other person or relied upon by any other person other than the Board of Directors and the Corporation without the express prior written consent of BMO NB.  This Fairness Opinion may not be reproduced in whole or in part without the prior written consent of BMO NB.

BMO NB believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by BMO NB, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion.  The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description.  Any attempt to do so could lead to undue emphasis on any particular factor or analysis.  The Fairness Opinion should be read in its entirety and should not be construed as a recommendation to any Warrantholder as to whether or not to vote in favour of the Warrant Amendments.

Approach to Fairness

For the purposes of the Fairness Opinion, BMO NB considered that the issuance of the New Warrants to Warrantholders would be fair, from a financial point of view, to Warrantholders (excluding insiders of the Corporation) if the probable aggregate value of the Common Shares underlying each series of Warrants and the New Warrants to be issued to Warrantholders pursuant to the supplemental warrant indentures following the Warrant Amendments would exceed the probable aggregate value available to the Warrantholders in respect of the Warrants if the Corporation were to maintain, in all material respects, the status quo, including its current debt and equity capital structure. BMO NB did not take into account any tax consequences or the possibility of a tax liability in connection with the transactions proposed by the Warrant Amendments or the disposition of Warrants by the Warrantholders.

Conclusion

Based on and subject to the foregoing, BMO NB is of the opinion that, as of the date hereof, the issuance of the New Warrants pursuant to the Warrant Amendment is fair, from a financial point of view, to the Warrantholders (excluding insiders of the Corporation).

Yours very truly,

BMO NESBITT BURNS INC.

Any questions and requests for assistance may be directed to

Kingsdale Shareholder Services Inc.

at the telephone numbers and location set out below:

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

North American Toll Free Phone:

1-866-833-6977

Email: shareholder@kingsdalecapital.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Banks and Brokers Call Collect: 416-867-2333